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                            SCHEDULE 14A INFORMATION

                   CONSENT STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by registrant / /

Filed by a party other than the registrant /x/           / /  Confidential,
                                                              for Use of the
                                                              Commission Only
Check the appropriate box:                                    (as permitted by
/X/ Preliminary consent statement                             Rule 14a-6(e)(2))

/ / Definitive consent statement

/ / Definitive additional materials

/ / Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12


                           RJR NABISCO HOLDINGS CORP.
                 ----------------------------------------------
                (Name of Registrant as Specified in its Charter)


                                BROOKE GROUP LTD.
                   ------------------------------------------
                  (Name of Person(s) Filing Consent Statement)

                                 ---------------

Payment of filing fee (Check the appropriate box):

/ / $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(j)(2).

/ / $500 per each party to the controversy pursuant to Exchange Act Rule
    14a-6(i)(3).

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

       (1) Title of each class of securities to which transaction applies:
       (2) Aggregate number of securities to which transaction applies:
       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
       (4) Proposed maximum aggregate value of transaction:
       (5) Total fee paid:

/X/ Fee paid previously with preliminary materials.

                                 ---------------

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)      Amount previously
         paid:

(2) Form, schedule or registration statement no.:

(3)      Filing party:

(4)      Date filed:

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



                    PRELIMINARY COPY -- SUBJECT TO COMPLETION

                        SOLICITATION OF WRITTEN CONSENTS
                              BY BROOKE GROUP LTD.

     This solicitation statement and the accompanying form of written consent are first being furnished by Brooke Group Ltd., a Delaware corporation ("Brooke Group"), on or about January __, 1996, in connection with the solicitation by Brooke Group from the holders of shares of common stock, par value $.01 per share (the "Common Stock"), Series C Conversion Preferred Stock, par value $.01 per share ("PERCS"), and ESOP Convertible Preferred Stock, par value $.01 per share and stated value $16 per share ("ESOP Preferred Stock" and, together with the Common Stock and the PERCS, the "RJR Nabisco Voting Securities"), of RJR Nabisco Holdings Corp., a Delaware corporation ("RJR Nabisco"), of written consents to take the following actions without a stockholders' meeting, as permitted by Delaware law:

          (1) Adopt the following advisory resolution (the "Spinoff
     Resolution"):

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders."

          (2) Amend the By-Laws of RJR Nabisco (the "Bylaws") to (i) reinstate the provision providing that special meetings of the stockholders shall be called by the Chairman or Secretary of RJR Nabisco if requested in writing by holders of not less than 25% of the Common Stock and (ii) delete the provision establishing procedures governing action by written consent of stockholders without a meeting (the "Bylaw Amendment").

     Stockholders of RJR Nabisco are being asked to express their consent to the Spinoff Resolution and the Bylaw Amendment (together, the "Proposals") on the enclosed BLUE consent card.

                    BROOKE GROUP RECOMMENDS THAT YOU CONSENT
                            TO EACH OF THE PROPOSALS.

     On January __, 1996, pursuant to Article I, Section 9 of the Bylaws, Brooke Group submitted a notice to the Secretary of RJR Nabisco requesting the Board of Directors of RJR Nabisco (the "Board") to fix January __, 1996 as the record date for the solicitation (the "Record Date"). In fact, the Board has fixed January __, 1996 as the Record Date. To be effective, a written consent with respect to the Proposals must be delivered to RJR Nabisco within 60 days of the earliest dated written consent.

                                     SUMMARY

     The information in this summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Solicitation Statement.

Reasons for the Solicitation

     Brooke Group believes an immediate spinoff of RJR Nabisco's remaining equity interest in Nabisco Holdings Corp. ("Nabisco") to RJR Nabisco's stockholders is the single most important action that the Board can take to improve the performance of both the tobacco and food businesses of RJR Nabisco and thereby to increase the value of stockholders' investment in RJR Nabisco today. According to published research reports by respected stock market analysts, spinning off Nabisco could increase the value of stockholders' investment in RJR Nabisco as much as 50% or more over the prices that prevailed prior to the announcement of Brooke Group's involvement in RJR Nabisco.* Although admitting that a majority of stockholders favor a spinoff of Nabisco, the incumbent Board persists in adhering to a policy of delaying and obstructing a spinoff. Brooke Group believes the justifications offered by the Board for its policy of delaying a spinoff make no sense, and that the Board should abandon this policy if informed by a majority of stockholders that they do not support it and want an immediate spinoff of Nabisco.

     Recently, the Board secretly took away stockholders' right to call a special meeting and imposed burdensome new conditions on stockholders' right to act by written consent without a meeting. These Bylaw amendments adopted in secret by the Board impair stockholders' ability to hold a referendum on a spinoff and to take other actions to increase the responsiveness of management to stockholders and enhance the value of stockholders' investment. Brooke Group believes these Bylaw amendments should be rescinded, so that stockholders will have restored to them the rights they have enjoyed since the public offering of RJR Nabisco stock in 1991.

The Proposals

     Brooke Group is asking your consent to the Spinoff Resolution, which is an advisory resolution telling the RJR Nabisco Board that it should work for stockholders by completing the spinoff of Nabisco now, rather than advocating further delay and standing in the way. While the adoption of the Spinoff Resolution will have no binding legal effect, we believe that the Board should act responsively if the stockholders approve the Spinoff Resolution and, considering the Board's concerted opposition to this solicitation, would be hard pressed to disregard stockholders' views. Brooke Group believes that, as the true owners of RJR Nabisco, you and the other stockholders of RJR Nabisco should take this opportunity to let the incumbent Board know that you think an immediate spinoff of Nabisco is in your best interests. At the same time, Brooke Group is asking you to consent to the Bylaw Amendment, which will restore the stockholders' right to call a special meeting and remove the burdensome new written consent procedure.

----------

* For information with respect to these analyses by stock market professionals of the value of a spinoff to RJR Nabisco's stockholders, see "Reasons for the Solicitation -- The Spinoff Resolution." Of course, estimates of this kind are, by their nature, highly subjective and are influenced heavily by the assumptions used. These estimates are not a forecast by Brooke Group of the future trading value of any securities, and no assurance can be given that the values actually achieved in a spinoff would be the same as these estimates. No permission has been sought or received to quote from, or refer to, published materials cited in this Solicitation Statement.

     BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED BLUE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

Certain Information about Brooke Group

     Brooke Group is principally engaged, through its subsidiaries and affiliates, in the manufacture and sale of cigarettes and in the acquisition of operating companies. Brooke Group also has investments in a number of additional companies engaged in a diverse group of businesses. Brooke Group, like you, is a stockholder of RJR Nabisco. Brooke Group and its affiliates beneficially own 4,892,950 shares of Common Stock, or approximately 1.8% of the outstanding shares of Common Stock. In addition, Brooke Group and its wholly-owned subsidiary BGLS, Inc. ("BGLS") have entered into an agreement, as amended (the "High River Agreement") with High River Limited Partnership ("High River"), an entity owned by Carl C. Icahn, which beneficially owns 8,013,000 shares of Common Stock (or approximately 2.9% of the outstanding shares of Common Stock), pursuant to which High River has agreed, among other things, to consent to the Proposals with respect to all of its shares of Common Stock. See "Certain Information Concerning Brooke Group."

     Brooke Group has no economic interest in the Proposals other than through its ownership of RJR Nabisco Voting Securities. Brooke Group is hereby pledging to the stockholders of RJR Nabisco that it will not accept any form of greenmail from RJR Nabisco during its solicitation of consents with respect to the Proposals, and that, absent RJR Nabisco irrevocably committing to an immediate spinoff, Brooke Group will continue this solicitation until either the Proposals are adopted or the time in which to solicit has expired. Brooke Group will terminate the solicitation of consents if RJR Nabisco irrevocably commits to an immediate spinoff of its remaining equity interest in Nabisco. High River has agreed in the High River Agreement that it will not accept any form of greenmail from RJR Nabisco during the solicitation.

Consent Procedure

     The Proposals will become effective when properly completed, unrevoked consents are signed by the holders of record as of the Record Date of a majority of the voting power of the then outstanding RJR Nabisco Voting Securities and are delivered to RJR Nabisco and, pursuant to RJR Nabisco's recent bylaw amendment, an independent inspector certifies to RJR Nabisco that the consents delivered in accordance with Section 9(a) of the Bylaws represent at least the minimum number of votes that would be necessary to take the corporate action, provided that the requisite consents are so delivered within 60 days of the date of the earliest dated consent delivered to RJR Nabisco.

     Brooke Group has retained Georgeson & Company Inc. ("Georgeson") to assist in the solicitation. If your shares are held in your own name, please sign, date and mail the enclosed BLUE consent card to Georgeson in the postage-paid envelope provided. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a BLUE consent card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for the BLUE consent card to be signed representing your shares. Brooke Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Brooke Group in care of Georgeson at the address set forth below so that Brooke Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions about executing your consent or require assistance, please contact:

                            GEORGESON & COMPANY INC.
                                Wall Street Plaza
                            New York, New York 10005
                            Toll Free: (800) 223-2064

                 Banks and Brokerage Firms, please call collect:
                                 (212) 440-9800

                              INTERNET INFORMATION

     To access more information about our solicitation on the World Wide Web, use the following address:

                            http://www.georgeson.com

                                TABLE OF CONTENTS

PROPOSALS................................................................   1
REASONS FOR THE SOLICITATION.............................................   2
      The Spinoff Resolution.............................................   2
      The Bylaw Amendment................................................  14
SOLICITATION OF CONSENTS.................................................  15
CONSENT PROCEDURE........................................................  15
      Effectiveness and Revocation of Consents...........................  16
      Consents Required..................................................  16
      Special Instructions...............................................  17
BACKGROUND...............................................................  17
CERTAIN INFORMATION CONCERNING BROOKE GROUP..............................  25

ANNEX A -- BYLAW PROVISION GOVERNING WRITTEN CONSENT PROCEDURE
ANNEX B -- INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF BROOKE GROUP AND ADDITIONAL INFORMATION
ANNEX C -- PRINCIPAL STOCKHOLDERS AND STOCK HOLDINGS OF RJR
NABISCO'S MANAGEMENT

                                    PROPOSALS

     This solicitation statement and the accompanying form of written consent are first being furnished by Brooke Group on or about January __, 1996, in connection with the solicitation by Brooke Group from the holders of shares of Common Stock, PERCS and ESOP Preferred Stock of written consents to take the following actions without a stockholders' meeting, as permitted by Delaware law:

          (1) Adopt the Spinoff Resolution, which is an advisory resolution to the Board:

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders."

          (2) Adopt the Bylaw Amendment, which would amend the Bylaws to (i) reinstate the provision of Article I, Section 2 providing that special meetings of the stockholders shall be called by the Chairman or Secretary of RJR Nabisco if requested in writing by holders of not less than 25% of the Common Stock and (ii) delete the provision setting forth procedures governing action by written consent of stockholders without a meeting.

     Annex A sets forth the Bylaw provision recently adopted by RJR Nabisco relating to procedures governing stockholders' action by written consent. Brooke Group is proposing to delete this provision in its entirety.

     Stockholders of RJR Nabisco are being asked to express their consent to the Proposals on the enclosed BLUE consent card.

       BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS.

     On January __, 1996, pursuant to Article I, Section 9 of the Bylaws, Brooke Group submitted a notice to the Secretary of RJR Nabisco requesting the Board to fix January __, 1996 as the Record Date for the solicitation. In fact, the Board has fixed January __,1996 as the Record Date. To be effective, a written consent with respect to the Proposals must be delivered to RJR Nabisco within 60 days of the earliest dated written consent.

                          REASONS FOR THE SOLICITATION

     Recent research reports published by respected stock market analysts have estimated that spinning off Nabisco to RJR Nabisco's stockholders could increase the value of stockholders' investment in RJR Nabisco as much as 50% or more over the prices that prevailed prior to the announcement of Brooke Group's involvement in RJR Nabisco.(1) The incumbent Board, however, has unilaterally adopted a policy of advocating delay and obstructing a spinoff of Nabisco, and recently decided secretly to take away stockholders' right to call a special meeting where stockholders could hold a referendum on a spinoff and take other actions to increase the responsiveness of management to stockholders and enhance the value of stockholders' investment.

     Until Brooke Group announced its intention to proceed with this solicitation, the RJR Nabisco Board had maintained that there was no discernible stockholder interest in a spinoff of Nabisco. RJR Nabisco Chairman Charles M. Harper now concedes that there is overwhelming interest, and that a majority of the stockholders want a Nabisco spinoff. But what Mr. Harper gives with one hand, he takes away with the other. Labelling Brooke Group's present initiative "irresponsible," he says that only the RJR Nabisco Board can determine when the time is right to do the spinoff, and that now is not that time.

     Brooke Group believes that Mr. Harper's attacks upon Brooke Group and his effort to squelch discussion and consideration of the spinoff are the truly irresponsible acts. We are asking your consent to an advisory resolution telling the RJR Nabisco Board that it should work for stockholders by completing the spinoff of Nabisco now, rather than advocating further delay and standing in the way. We believe that if the Board hears, not only that stockholders want a spinoff, but that they want it now, the Board would be remiss if it did not adjust its policy to reflect stockholders' consensus.

     Brooke Group believes that, as the true owners of RJR Nabisco, you and the other stockholders of RJR Nabisco should take this opportunity to let the incumbent Board know that you think an immediate spinoff is in your best interests. At the same time, Brooke Group is asking you to help restore stockholders' rights at RJR Nabisco by voting to reinstate your right as a stockholder to call a special meeting and to remove the burdensome new written consent procedure.

     BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED BLUE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

The Spinoff Resolution

     Brooke Group believes that an immediate spinoff of RJR Nabisco's remaining equity interest in Nabisco is the single most important action that the Board could take to enhance the value of your investment today. The Board, as your fiduciary, is supposed to act in the best interests of stockholders. Nevertheless, the Board has repeatedly rejected the alternative of spinning off Nabisco.

----------

(1) For information with respect to these analyses by stock market professionals of the value of a spinoff to RJR Nabisco's stockholders, see "-- The Spinoff Resolution." Of course, estimates of this kind are, by their nature, highly subjective and are influenced heavily by the assumptions used. These estimates are not a forecast by Brooke Group of the future trading value of any securities, and no assurance can be given that the values actually achieved in a spinoff would be the same as these estimates. No permission has been sought or received to quote from, or to refer to, published materials cited in this Solicitation Statement.

The Board's Failed Efforts to Improve Performance and Stockholder Value

     Last year, when the Board sold a minority stake in Nabisco and used the sale proceeds to prepay debt to banks and bondholders, it claimed that this sale would be a better course of action for stockholders than a spinoff. The Board stated that the stock market would recognize the value of Nabisco and reward RJR Nabisco stockholders with a higher stock price. This year, when the Board opposed a stockholder resolution recommending a spinoff, the Board reiterated this assertion, claiming that the stock price would also be boosted by a then-pending exchange of debt securities issued by Nabisco, Inc., a wholly owned subsidiary of Nabisco ("Nabisco, Inc.") for outstanding debt securities of RJR Nabisco, Inc., a wholly owned subsidiary of RJR Nabisco ("RJRN"), by a then-proposed "reverse split" which would reduce the number of shares of Common Stock outstanding and result in securities priced at a level which would be more attractive to institutional investors and foster broker/dealer recommendations, and by a new policy of paying quarterly dividends of 37-1/2 cents per share of Common Stock. All of these transactions, the Board said, would provide tangible benefits to stockholders.

     But the last year has proven the incumbent Board wrong. The Board's financial tinkering has done nothing to improve the market price of your stock. Instead of encouraging financial markets to recognize the value of Nabisco, the Board's actions have only highlighted the extent to which the value of your investment in Nabisco is being dragged down by concerns about the tobacco business and by the overall lackluster performance of the combined company. You can see the results of the Board's strategy on the following chart, which compares the rate of return to stockholders of RJR Nabisco during the year ending on August 28, 1995, the day on which news of our involvement in RJR Nabisco first became public, with the returns enjoyed by stockholders of the four other major U.S. cigarette companies during such period, exclusive of Brooke Group. All of the companies have other businesses and are diversified; however, the principal source of income of each of the companies is derived from their respective cigarette operations.

          ---GRAPHICAL REPRESENTATION OF ONE YEAR RATE OF RETURN TABLE
              FOR THE PERIOD AUGUST 26, 1994 TO AUGUST 28, 1995---

    (New Valley's Hart-Scott-Rodino Filing was announced on August 29, 1995)

                          Loews ..........     44.2%
                          Philip Morris ..     32.8%
                          BAT ............     26.2%
                          American .......     23.5%
                          RJR ............    -12.0%
                          S&P Tobacco ....     28.6%
                          S&P 500 ........     20.9%
                          DJIA ...........     21.2%

Return = Stock price appreciation + dividends + interest earned on dividends (calculated using the 91-day T-Bill rate)

The one year rate of return for stockholders of Brooke Group during this period was 190.8%, of which 83% is attributable to returns on MAI Systems Corporation stock distributed to Brooke Group stockholders during 1995. This information has been omitted from the above chart as the purpose of this Solicitation Statement is not to compare Brooke Group or its management with RJR Nabisco.

     As you can see, RJR Nabisco's stock was the worst-performing of any of the cigarette company stocks over this period. It was the only cigarette company stock to have a negative return, underperforming the S&P tobacco index by more than 40 percentage points, and significantly underperforming broader stock market indices as well.

     The poor performance of RJR Nabisco's stock is nothing new. Since the initial public offering of Common Stock on February 1, 1991, through August 28, 1995, RJR Nabisco has been the worst-performing cigarette company stock. You can see the facts for yourself:


                        COMPOUNDED ANNUAL RATES OF RETURN
                      (FEBRUARY 1, 1991 -- AUGUST 28, 1995)

                     (Period from RJR's IPO to Announcement
                    of New Valley's Hart-Scott-Rodino Filing)

                          BAT ............     11.9%
                          Philip Morris ..      9.8%
                          Loews ..........      5.9%
                          American .......      5.6%
                          RJR ............     -0.5%
                          S&P Tobacco ....      9.8%
                          S&P 500 ........     14.0%
                          DJIA ...........     14.7%

Return = Stock price appreciation + dividends + interest earned on dividends (calculated using the 91-day T-Bill rate)

The compounded annual rate of return for stockholders of Brooke Group during this period was 29.3%, including returns on MAI Systems Corporation stock, as well as on SkyBox International Inc. stock, distributed to Brooke Group stockholders during 1995 and 1993, respectively. A $100 investment in Brooke Group Ltd. on February 1, 1991 would have resulted in a net return of $324 to shareholders. The $324 consists of the following amounts: Brooke Group Ltd. $61; SkyBox International Inc. $217; MAI Systems Inc. $24; and Cash Dividends and Interest $22. The return has been computed assuming cash dividends have been reinvested at the 91-Day T-Bill rate and stock distributions have been held until the later of (i) August 28, 1995 or (ii) a tender offer for the stock. This information has been omitted from the above chart as the purpose of this Solicitation Statement is not to compare Brooke Group or its management with RJR Nabisco.

     While the value of the stockholders' investment has languished, notwithstanding the various actions implemented by the Board, Brooke Group believes that the real beneficiaries of these actions have been RJR Nabisco's banks and bondholders. In order to maintain debt ratings at the time of the sale to the public of the minority interest in Nabisco, the incumbent directors adopted an anti-spinoff policy, declaring that they would not allow a spinoff of Nabisco until 1997 at the earliest, and that even then a spinoff of Nabisco would not be permitted before 1999 if RJR Nabisco's debt rating would fall below investment grade. The Board then reaffirmed its anti-spinoff policy -- in circumstances where it no longer made sense to do so (see discussion below) -- when proposing and implementing the debt exchange offer. In connection with this partial sale and the subsequent debt exchange offer, the Board also adopted policies restricting the amount of cash dividends that can be paid on your stock and pledging to use the proceeds of any issuance and sale of equity of RJR Nabisco, any sale of tobacco assets outside the ordinary course of business and any sale by RJR Nabisco of its Nabisco stock to prepay debt or to purchase new properties, assets or businesses. We believe that all of these policies benefit banks and bondholders, but demonstrably have not benefitted the stockholders.

A Spinoff Now Presents the Strongest Prospect for Improved Performance and Increased Stockholder Value

     The reasons for an immediate spinoff of Nabisco are clear. RJR Nabisco currently consists of two completely unrelated businesses -- the R.J. Reynolds tobacco business and the Nabisco food business. The tobacco and food businesses have distinct financial, investment and operating characteristics. Brooke Group believes that there is no good reason to conduct these unrelated businesses through a single corporate entity, and believes, as described below, that each business would operate more efficiently and more profitably if separated from the other.

     In addition, the stock market's negative view of the tobacco business, due to declining sales of tobacco in the United States, increased regulatory attention and the potential liability from tobacco-related litigation, is preventing you from enjoying the full value of your investment in RJR Nabisco. Food companies like Nabisco typically trade at much higher multiples of earnings and book value than do tobacco companies. The S&P index of food companies trades at a multiple of 18.23 times the last twelve-months earnings per share, while the S&P index of tobacco companies trades at a multiple of 13.77 times the last twelve-months earnings per share.

     Brooke Group believes that the potential benefits to both businesses flowing from a separation are numerous. In the competitive and rapidly changing food business, a sharply focused management team at an independent Nabisco should be able to respond to future changes and challenges with greater flexibility and speed, without being distracted by the problems of the tobacco business. The recent decision of the Board to additionally charge John Greeniaus, the President and Chief Executive Officer of Nabisco, with responsibility for the tobacco business was a noteworthy example of the dilution of Nabisco management's attention and impact that has resulted from trying to combine unrelated businesses, rather than separating them. While the Board subsequently announced that Mr. Greeniaus would give up his positions at the tobacco company and return to Nabisco, we believe that this decision was made in response to our criticism and that nothing prevents Mr. Greeniaus, or other Nabisco managers, from taking on additional responsibilities at the tobacco company now or in the future. Indeed, the shifting and reshifting of personnel (as further evidenced by the recent election of Steven F. Goldstone as Chief Executive Officer of RJR Nabisco) is indicative, in our view, of fundamental problems, not curable without a definitive separation of the companies. Further, we believe that the decision to make Nabisco an independent company should assist Nabisco in recruiting new management and other personnel who might otherwise feel reservations about joining Nabisco in view of the controversies currently surrounding the tobacco industry. By creating a stand-alone company separate from the tobacco business, Nabisco should be able to improve its consumer image and shed the negative impact that the tobacco operations have on the sale of its food products, as evidenced by consumer boycotts. Indeed, Ben & Jerry's Homemade Inc.'s decision, as early as 1990, to stop using Nabisco's OREO cookies in its ice cream products because of Nabisco's affiliation with tobacco is one example of the negative impact that tobacco is having on the food operations. Finally, by eliminating the need for RJR Nabisco to retain 80% control of Nabisco for tax and financial reporting purposes, a Nabisco spinoff would free Nabisco to use its common stock for acquisitions, incentive compensation to help retain and hire qualified managers and for raising capital, which Brooke Group believes would enhance Nabisco's competitive position. For example, Nabisco would be able to raise capital to finance recent large marketing expenditures for product introductions.

     A spinoff of Nabisco would similarly afford R.J. Reynolds the opportunity to operate under the direction of focused managers. Mr. Harper, until recently the top executive at RJR Nabisco is a life-long food company manager, inexperienced in the tobacco business. Similarly, Mr. Goldstone, the recently elected Chief Executive Officer had, until February of 1995, spent his entire career as an attorney in private practice. The absence of strategic direction from the top, in Brooke Group's view, is one of the major factors contributing to the prolonged slide in R.J. Reynold's market share. According to data obtained from The Maxwell Consumer Report, RJR Nabisco's share of the total U.S. Cigarette market declined from 31.6% in 1985 to 25.8% in the nine months ended September 30, 1995. Furthermore, RJR Nabisco began to experience significant decline in the more profitable full-priced segment in 1985. Its share of this segment declined from 32.8% in 1985 to 23.1% in 1995. This slide in market share consisted primarily of the Winston and Salem brands, which declined from 13.0% and 8.8% respectively, to 8.3% and 5.3%, respectively. As a separate company, R.J. Reynolds would be better able to attract and retain top management with a deep knowledge of the challenges and opportunities in the tobacco business. Independence would also give R.J. Reynolds greater flexibility in structuring additional equity and debt financings and in pursuing other business opportunities, and in developing stock-based management incentives tied solely to results of tobacco operations. Separation of the food business would also allow R.J. Reynolds to address more aggressively the spectrum of legal and political issues which confront the tobacco industry.

     In our view, all of this means that there is a tremendous opportunity to unlock value for stockholders by separating RJR Nabisco into two independent, publicly-held companies -- R.J. Reynolds and Nabisco. Brooke Group believes that this could be accomplished by the Board acting now to spin off all of RJR Nabisco's remaining interest in Nabisco to you and the other RJR Nabisco stockholders. The stock market would then be free to evaluate the two businesses separately, recognizing the inherent value of each business, and the businesses themselves would be able to run more rationally and efficiently.

     Scientific studies have confirmed the benefits of spinoffs to stockholders. A study published in the Journal of Financial Economics in 1993, analyzing the results of 146 spinoffs occurring during the 1965-1988 period, demonstrated that return on shares of spun-off companies was an average of 52% in the two years following the spinoff, and an average of 76% in the three years following the spinoff, significantly exceeding the return on shares of 25% and 34%, respectively, of comparable firms matched on the basis of market value and industry classification during that period. The study also showed that the return on shares of parents of the spun-off companies significantly outperformed comparable firms over the two and three years following the spinoff, with the return on shares of the parent averaging 54% and 67%, respectively, and the return on shares of comparable firms averaging 27% and 18%, respectively.(2) The benefits of spinoffs

----------

(2) Patrick J. Cusatis, James A. Miles and J. Randall Woolridge, "Restructuring through spinoffs: The stock market evidence," Journal of Financial Economics 33 (1993) 293-311. Mr. Cusatis currently is a Vice President at Lehman Brothers. Messrs. Miles and Woolridge, currently are professors of finance at Smeal College of Business Administration, Pennsylvania State University. The authors analyzed only those spinoffs occurring during the 1965-1988 period that were a tax-free, pro-rata distribution of shares of a wholly owned subsidiary to shareholders and for which stock prices were available. Return (price appreciation and dividends) was computed using a buy-and-hold investment strategy. The study did not analyze periods beyond three years from the spinoff. Brooke Group has not made any additional inquiry into whether the trend has continued beyond the indicated time periods.

demonstrated by this study have been confirmed by other empirical analyses by a major Wall Street investment bank.

     The managements of many public companies have used spinoffs to enhance stockholder value. The number of spinoffs has been increasing dramatically, and the companies announcing spinoffs recently have included giants like AT&T, ITT, Sears, General Motors, W.R. Grace and The Limited. The following chart shows the volume of completed U.S. spinoffs since 1991, as well as the volume of spinoffs announced in 1995.


                           GRAPHICAL REPRESENTATION OF
                            VOLUME OF U.S. SPINOFFS

                                1991    1992     1993     1994     1995
                                ----    ----     ----     ----     ----
                                      (U.S. Dollars in Billions)
      Completed (through
        10/15/95) .........      4.6     5.7     14.2     23.4     25.6
      Pending .............      --      --       --       --      39.0*

----------

Source: Barron's and Securities Data Company

* Pending spinoffs exclude the pending AT&T spinoff, as well as the spinoff announced November 1, 1995 by Premark International of its Tupperware business.

     The experience of AT&T -- where the stock price increased by 10% on a single day upon announcement of a spinoff plan and has risen since the beginning of the year by a total of __% to date -- is only the most recent example of the way that spinoffs can enhance stockholder value.

     RJR Nabisco Chairman Harper, however, is a non-believer. On November 2, 1995, citing unidentified investment bankers retained by RJR Nabisco, Mr. Harper told Bloomberg Business News that a spinoff of Nabisco would provide only a 5% to 10% increase in stock value, and that "if we could get two bucks added (to the current price), we would do that tomorrow--but we will not take unreasonable risks."

     Many respected stock market analysts disagree with Mr. Harper and believe that RJR Nabisco's stockholders could achieve far better results from a spinoff of Nabisco -- gaining as much as

50% or more in the value of their Common Stock, based on the $26.75 closing price per share of Common Stock on the New York Stock Exchange on August 28, 1995, the day before the first public announcement of our involvement in RJR Nabisco. Although some analysts hold different opinions, Brooke Group believes that you should consider the views of the following investment professionals who support our position that stockholders would benefit from a spinoff:

     o In a December 6, 1995 research report, Gary Black of Sanford C. Bernstein & Co., Inc., who was selected by this year's Institutional Investor magazine poll as the first team All-American tobacco industry analyst, computed a value of $41 per share of Common Stock -- a 53% gain -- if Nabisco is spun off and RJR Nabisco's dividend is increased from the current level of $1.50 per share to $1.65 per share.(3)

     o On September 26, 1995, Diana Temple, a tobacco industry analyst at the well-known investment bank, Salomon Brothers Inc, and an Institutional Investor runner-up, calculated a potential value of $40.40 per share of Common Stock -- a 51% gain -- for a spinoff of Nabisco, even without an increase in RJR Nabisco's dividend.(4)

     o Ronald B. Morrow of Rodman & Renshaw, Inc., a respected investment research company, was even more optimistic in his September 26, 1995 report to investors, estimating a value of $60.50 per share for the Common Stock -- a 126% gain -- in a break-up scenario.(5)

     Our own actions have demonstrated the strength of our conviction that a spinoff will enhance stockholder value at RJR Nabisco. Brooke Group and its affiliates have invested nearly $150 million in RJR Nabisco Voting Securities, and have no economic interest in the Proposals other than through their ownership of RJR Nabisco Voting Securities. Brooke Group is hereby pledging to the stockholders of RJR Nabisco that it will not accept any form of greenmail from RJR Nabisco during its solicitation of consents with respect to the Proposals, and that, absent RJR Nabisco irrevocably committing to an immediate spinoff, Brooke Group will continue this solicitation until either the Proposals are adopted or the time in which to solicit has expired. Brooke Group will terminate the solicitation of consents if RJR Nabisco irrevocably commits to immediately spin off its remaining equity interest in Nabisco.

The Board's Opposition to a Spinoff Now

     The Board has raised three basic arguments for refusing to commit to an immediate spinoff: (1) preservation of financial integrity and binding commitments, (2) potential litigation and (3) tax-free treatment of the spinoff. Brooke Group believes that each of these arguments is without merit and can be easily refuted.

----------

(3) The report assumes that a post spinoff Nabisco would be worth $18 per share, based upon the distribution of the then market value of the shares of Nabisco owned by RJR Nabisco to its stockholders. The report further assumes that the price per share of post spinoff RJR Nabisco would be $23 per share based upon a 7% yield of the $1.65 dividend and a Cash P/E Ratio of 8.3.

(4) Ms. Temple is currently the Director of research at Salomon Brothers Inc. The $40.40 per share value is based on a $20.40 per share value for the post spinoff Nabisco (based upon an earnings multiple of 20 times 1996 estimated earnings per share of $1.02) and a $20 per share value for post spinoff RJR Nabisco (based upon a 7.5% yield on a $1.50 pure tobacco dividend).

(5) Mr. Morrow is the senior director in the consumer non-durable sector at Rodman & Renshaw, Inc. The $60.50 per share value is based on a $19.22 per share value of a stand-alone Nabisco (based upon the aggregate market value at July 22, 1995 of Nabisco stock held by RJR Nabisco, distributed pro rata to RJR Nabisco stockholders) and a $41.27 per share value of the stand-alone RJR Nabisco tobacco company. The $41.27 value was based upon a total capitalization-to-cash flow multiple (based upon 1995 estimated tobacco cash flow of $2.4 billion and estimated tobacco free cash flow of $1.1 billion) equal to a 30% premium over the American Tobacco Company's cash flow multiple of about 6.7x at its sale in December 1994, because of strong global brands.

The "Financial Integrity and Binding Commitments" Argument

     The Board has stated that a spinoff "must preserve the financial integrity of both the food and tobacco businesses." Although the Board does not state that a spinoff would imperil the financial integrity of either the food or tobacco businesses, the implication of the Board's recent remarks is that a spinoff might have such an effect.

     Brooke Group believes that Nabisco is well positioned to be spun off and move forward successfully as an independent company, as evidenced by recent analysts' reports. A November 1, 1995 research report by Bear, Stearns & Co. Inc. gives Nabisco an "Attractive" rating and states that the "quality of the company's earnings is high."(6) On November 3, 1995, Fitch Investors Service ("Fitch") noted that, following a spinoff, "Nabisco's 'BBB/F-2' ratings could, over the long term, be strengthened," and in fact "could improve markedly but will be influenced by subsequent developments."(7)

     Nor do the circumstances suggest that the tobacco business's financial integrity will be compromised by a spinoff. The Board has asserted that the Nabisco spinoff is impracticable because of the "binding financial commitments" that RJR Nabisco has made in the past. The Board has raised the spectre of possible litigation by bondholders to enjoin a spinoff. But the only "binding commitments" which RJR Nabisco has disclosed are certain covenants in RJRN's bank credit agreement, which supports $286 million of commercial paper outstanding as of September 30, 1995. Brooke Group believes that this relatively small indebtedness could be readily refinanced to eliminate any impediment to a spinoff of Nabisco.

     As the Board well knows, the policies voluntarily adopted by the Board to delay a spinoff, restrict the payment of dividends and to restrict the use of proceeds of stock and asset sales are entirely non-binding. They are not the equivalent of a bond indenture or other legally binding agreement, and the Board can rescind them at any time. In its Form 10-K for 1994, filed with the SEC on March 1, 1995, and in the Form S-4 Registration Statement filed with the SEC in connection with the debt exchange offer, Nabisco describes the RJR Nabisco Board's spinoff-delay policy, but notes that RJR Nabisco does not have an agreement with Nabisco not to sell or distribute the Nabisco stock it holds, and that "there can be no assurance concerning the period of time during which [RJR Nabisco] will maintain its beneficial ownership" of Nabisco stock. Indeed, in discussions with Brooke Group representatives earlier this year (see "Background"), representatives of RJR Nabisco confirmed the non-binding nature of these policies and stated that the Board could and would change the policies in response to changed business circumstances.

     Brooke Group believes that these anti-spinoff policies have outlived their usefulness. In large measure, the original reason for the anti-spinoff policy was to assure cash flow from Nabisco to RJRN -- because essentially all of RJR Nabisco's consolidated debt was lodged there. This RJRN debt was reduced, however, by more than $4 billion through the debt exchange offer

----------

(6) The Bear Stearns report was written by two of its analysts, Laurie Feldman and Brian Sedrish. The authors' "Attractive" rating is based on the belief that "volume reacceleration and earnings recovery could begin late in the fourth quarter and could gain momentum in the first half of 1996, especially in the face of very easy comparisons, benefits from recent acquisitions, better volume growth due to further market penetration of new products, and lower marketing expenditures." Additionally, the authors base their opinion on the quality of the earnings on the fact that it has been derived from positive fundamentals and not from corporate financial maneuverings that bring onetime benefits.

(7) In stating the potential for improvement in Nabisco's rating, the Fitch report also stated that RJR Nabisco's "BBB-/F-3 ratings would be negatively impacted." The Fitch report, by way of example of "subsequent developments," stated that if potential fraudulent conveyance claims are successful (an assertion which Brooke Group strongly disputes) and the Nabisco shares are sold to a financial buyer, a reevaluation of Nabisco's credit quality would be appropriate.

and related refinancings, which made Nabisco, Inc. the obligor on this debt. The debt service coverage of RJRN's debt was enhanced at the time of the debt exchange and Nabisco can well service the $4 billion of debt incurred. As a consequence, there was no need for the Board to reiterate its anti-spinoff policy. Indeed, as more fully discussed below, RJRN's debtholders are better off, as far as we can see, based on coverage, and the Nabisco debtholders benefit from the quality of Nabisco's cash flow. Based on RJR Nabisco's actual results as disclosed in its financial statements and the following tables, if R.J. Reynolds and Nabisco were separated, R.J. Reynold's EBITDA/Interest Expense Coverage Ratio would have increased from 4.81 to 5.38. Further, R.J. Reynold's current Debt/Equity ratio would have decreased from 0.94 to 0.75.

     The following tables demonstrate our view of the spinoff on the EBITDA/Interest Expense Coverage Ratio and Debt/Equity Ratio of the separated companies:


                                                  RJR Nabisco

                                          Analysis of Coverage Ratios
                                             (Dollars in Millions)


                                                                      Combined            RJR
                                                                     RJR Nabisco        Tobacco          Nabisco
                                                                    ------------        --------         -------
EBIT For the Year Ended 12/31/94 ..................................     $2,440           $1,573           $  867
                                                                        ------           ------           ------
EBITDA For the Year Ended 12/31/94 ................................     $3,592           $2,282           $1,310
                                                                        ------           ------           ------
Interest ..........................................................     $  747           $  424           $  323
                                                                        ------           ------           ------
EBIT/Interest .....................................................       3.27             3.71             2.68
                                                                        ------           ------           ------
EBITDA/Interest ...................................................       4.81             5.38             4.06
                                                                        ======           ======           ======

----------

EBIT = Earnings Before Interest and Taxes
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Interest Expenses is based on debt and respective interest rates at 9/30/95 (based upon public financial statements). Interest Expense does not include Interest on Trust Oriented Preferred Securities ($95) and dividends on Series B Preferred Stock ($28). If such Fixed Charges were included, Holdings', RJR's and Nabisco's respective EBIT Coverage ratios would be 2.80, 2.87 and 2.68 and EBITDA Coverage ratios would be 4.11, 4.04 and 4.06, respectively.


                                                  RJR Nabisco

                                          Analysis of Debt by Company
                                             (Dollars in Millions)
                                                    9/30/95

                                                                      Combined            RJR
                                                                     RJR Nabisco        Tobacco          Nabisco
                                                                    ------------        --------         -------
Public Debt (a) ..................................................     $ 7,267           $4,217           $3,050
Revolver & Commercial Paper ......................................       1,634              286            1,348
Other Notes Payable ..............................................         431              380               51
Foreign Debt .....................................................         539              411              128
                                                                       -------           ------           ------
Total ............................................................       9,871            5,294            4,577
Less: Cash on Hand ...............................................        (354)            (221)           (133)
                                                                       -------           ------           ------
Net Debt at 9/30/95 ..............................................     $ 9,517           $5,073           $4,444
                                                                       =======           ======           ======
Equity at 9/30/95 (b) ............................................     $10,122           $6,778           $4,180
                                                                       =======           ======           ======
Debt/Equity Ratio at 9/30/95 .....................................        0.94             0.75             1.06
                                                                       =======           ======           ======

----------

(a) The above schedule reflects the companies' debt at principal amounts payable, rather than net of discount (as is reflected on Financial Statements). The amount of Public Debt reflected on the Financial Statements of Holdings, RJR Tobacco (if separate Financial Statements were issued) and Nabisco, net of discount, would be $7,213, $4,138 and $3,074, respectively. If Total Debt was shown net of discount, the amounts would be $9,817, $5,216 and $4,601, respectively. The above schedule includes both Long-Term Debt and Notes Payable.

(b) RJR Nabisco's Pre-Exchange offer equity is adjusted for minority interest of $836 in Nabisco's Equity.

     The foregoing tables reflect how Brooke Group believes the tobacco and food companies of RJR Nabisco would be separated in the spinoff. The tables are derived from the financial statements contained in the 1995 Third Quarter 10-Q and Nabisco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 but are not presented in accordance with generally accepted accounting principles. Brooke Group has assumed that the spinoff would be accomplished according to the separate company financial statements. For example, we have assumed that all of the debt currently owed by Nabisco would continue as Nabisco's debt after the spinoff and that there are no material assets or employees that would need to be reallocated to effect the spinoff. Changes in these assumptions could change the foregoing tables and, therefor, no assurance can be given that RJR Nabisco would effect the spinoff in this manner (the Board may need to consider whether, or how, to reallocate debt, assets or administrative costs between Nabisco and RJR Nabisco).

     Brooke Group recognizes, of course, that rating agencies such as Standard & Poor's and Moody's are naturally conservative and at times reluctant to embrace change. The Fitch report which noted the potential for improvement in Nabisco's ratings, opined that the post-spinoff tobacco business's ratings would likely be downgraded unless the company "demonstrate[s] that it has adequate cash and other resources to satisfy its obligations to its bondholders in the unlikely event of a significant tobacco judgment." While we do not expect the rating agencies to applaud the spinoff of Nabisco, we do expect that, particularly with the passage of time following a spinoff, the agencies will give a fair rating to the debt of the separated food and tobacco companies.

     Based upon the publications described below, Brooke Group believes that a spinoff of Nabisco would not harm, and might improve, the position of bondholders and other creditors of RJR Nabisco. As Michael Dahood, a tobacco industry credit analyst for Rodman & Renshaw, Inc., stated in an October 24, 1995 research report: "An eventual spin-off or other separation of [Nabisco] would have some benefits for RJR Nabisco creditors, including lowering absolute debt levels and related interest expense and capital spending requirements." According to Mr. Dahood, a spinoff would reduce the absolute level of RJR Nabisco's consolidated debt by about $4 billion, or more than 40% (based upon Net Debt at 9/30/95 of $9.5 billion as detailed above. Based on this analysis and as discussed above, RJR Nabisco's consolidated debt-to-equity ratio would, thus, be reduced as well. Mr. Dahood further reports that Nabisco represented only about one-third of RJR Nabisco's total EBITDA in 1994, but now holds approximately 40% of RJR Nabisco's consolidated debt, and therefore we believe that consolidated cash flow coverage ratios for RJR Nabisco would also improve as a result of the spinoff. Indeed, in an article published in the December 4, 1995 Forbes Magazine, Frederick Taylor, a bond analyst at Salomon Brothers Inc, recommends RJR Nabisco's $250 million of 8.75% bonds, due 2007, as the "cheapest investment-grade paper out there" and Mr. Ronald Speaker, manager of the $588 million Janus Flexible Income Fund and an RJR Nabisco bondholder, indicates that with a spinoff, Nabisco would take a substantial percentage of RJR Nabisco's debt with it "-- leaving the balance with solid coverage." More to the point, as described above, the spinoff can be expected to result in improved operating performance by both the tobacco and food businesses in future years, benefitting creditors as well as stockholders.

     There is, thus, a strong case to be made that investment grade ratings would be retained by both the food and tobacco companies following a spinoff of Nabisco. In the final analysis, however, Brooke Group does not believe that investment grade ratings are necessary to either Nabisco or, particularly, the tobacco company.

The "Potential Litigation" Argument

     The Board has also asserted that the Nabisco spinoff is not appropriate at this time because of the "current litigative situation," and has specifically expressed concern that implementation of the spinoff might be delayed, to the financial detriment of RJR Nabisco stockholders, by litigation. We understand the Board's remarks as reflecting a fear that plaintiffs in pending tobacco product liability cases might seek to enjoin the spinoff by alleging that it constitutes a fraudulent conveyance. The effect of the Board's position, in refusing to act because of the fear that an injunction may be sought, is the same as if the injunction had been obtained. Brooke Group finds the Board's view to be singularly misguided, because neither Brooke Group--nor, based on its public disclosure, RJR Nabisco--believes that an injunction barring the spinoff is likely to be issued.

     The key element of any potential lawsuit to enjoin the spinoff would be the allegation that RJR Nabisco either (i) is insolvent prior to attempting to effectuate the spinoff or (ii) would be rendered insolvent by the spinoff. A plaintiff seeking an injunction would have to show a high probability of establishing one or the other of the foregoing propositions at trial. Law professors at Harvard Law School and Columbia University were quoted in the New York Times on November 4, 1995 as expressing their opinion that such a showing could be made, or that an injunction against the spinoff would be issued. RJR Nabisco's 1994 annual report contains an unqualified report from RJR Nabisco's auditors and includes a statement that management believes that the outcome of all pending litigation will not have a material adverse effect on RJR Nabisco's financial position. This statement was recently reiterated in RJR Nabisco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "1995 Third Quarter 10-Q"), filed on October 31, 1995. These disclosures are based upon more than 40 years of favorable litigation experience in the defense of tobacco product liability claims.

     We agree with this conclusion. RJR Nabisco Chairman Harper, however, seemed to deviate from this conclusion when he told BBN on November 2, 1995 that tobacco product liability plaintiffs had "decent odds" of getting an injunction enjoining a spinoff of Nabisco. Mr. Harper's remarks are, in our view, an irresponsible scare tactic intended to frighten stockholders into withholding support for Brooke Group's solicitation and supporting, instead, the do-nothing posture of the Board.

     We heartily disagree with the Board's timidity in the face of potential litigation, which has produced a paralysis detrimental to stockholders' interests. Brooke Group believes that the full potential of the food and tobacco businesses, and the full value of stockholders' investment, are being held hostage by the Board because of a remote litigation contingency. Brooke Group believes there are valid and compelling business reasons to do the spinoff now. We believe that delay by the Board will cause further erosion in the performance and competitive positions of both the food and tobacco companies. We are unable to discern in the Board's position any suggestion of when or how the "litigative situation" might become one in which the Board would comfortably act to authorize a spinoff, especially in light of the fact that the tobacco product liability plaintiffs' bar, as recently reported in the New York Times, has threatened "to file tens of thousands of individual lawsuits around the country" if their present class action is not certified. The Board's position is, in our view, merely a recipe for open-ended delay.

The "Tax-Free" Argument

     RJR Nabisco has publicly disclosed that it has acted and has been acting to assure a tax-free spinoff. For example, in this year's proxy statement, filed with the Securities and Exchange Commission (the "SEC") on March 20, 1995, RJR Nabisco's management stated that the partial sale of Nabisco and the subsequent exchange offer for RJRN debt were "structured in a manner that preserves the option of separating such businesses on a tax-free basis." As recently as October 9, 1995, a tobacco industry analyst employed by RJR Nabisco's investment banker stated in a published report that RJR Nabisco's management had assured him that "all tax-related preconditions" to a spinoff of Nabisco "had been addressed."

     Recently, Mr. Harper cautioned that, "The more [Brooke Group's] actions focus attention on the non-business-related aspects of such a [spinoff] transaction . . . the greater the likelihood that a development will arise to jeopardize . . . a spin-off." Any enhancement of the stock price, however, would follow from and reflect the enhanced potential for improved business performance. Brooke Group believes that the separation of RJR Nabisco's food business from tobacco would unlock the value in RJR Nabisco's depressed stock price by creating two distinct, unaffiliated companies, each better able to operate and achieve strong results in their respective businesses, as discussed earlier. See "A Spinoff Now Presents the Strongest Prospect for Improved Performance and Increased Stockholder Value."

The Bylaw Amendment

     What did the incumbent directors do when they heard calls for a spinoff? Brooke Group believes the responsible reaction would have been for the Board to meet with stockholders and to work with stockholders for the enhancement of value through a spinoff.

     Instead, the Board took the opposite approach. The Board moved to silence stockholders by making it more difficult for you to vote on a spinoff. The Board amended the Bylaws -- without a stockholder vote -- eliminating the stockholders' right to call a special meeting and imposing burdensome new requirements for stockholders who seek to act by written consent without a meeting. For more detailed information regarding the procedural requirements the Board recently implemented with respect to the exercises of written consent of stockholders, see "Consent Procedure." This disturbing action was taken unilaterally and in secrecy, without informing stockholders that their rights, which had existed since RJR Nabisco's stock was offered to the public in 1991, were being stripped away.

     Fortunately, you have certain legal rights that the Board cannot take from you without stockholders' permission. RJR Nabisco's stockholders still have the power to act by written consent to restore their right to call a meeting. Brooke Group urges you and the other stockholders to exercise this power by giving your CONSENT to the Bylaw Amendment on the enclosed BLUE consent card.

     The effectiveness of the Bylaw Amendment would occur when properly completed, unrevoked consents are signed by the holders of record as of the Record Date of a majority of the voting power of the then outstanding RJR Nabisco Voting Securities and are delivered to RJR Nabisco and, in accordance with the recent bylaw change by RJR Nabisco, an independent inspector certifies to RJR Nabisco that the consents delivered in accordance with Section 9(a) of the Bylaws represent at least the minimum number of votes necessary to adopt the proposal (See "Effectiveness and Revocation of Consents" and "Consents Required").

     There are no provisions in the Bylaws or in RJR Nabisco's Amended and Restated Certificate of Incorporation restricting the stockholders' ability to amend or repeal provisions of the Bylaws without the consent of the Board. Although, to Brooke Group's knowledge, there is no Delaware precedent precisely on point, Brooke Group is confident this repeal is enforceable. If it were not, Bylaws adopted by RJR Nabisco would not automatically be repealed, but would be subject to challenge in court.

                            SOLICITATION OF CONSENTS

     Solicitation of consents may be made by the directors, officers, investor relations personnel and other employees of Brooke Group and certain of its subsidiaries and affiliates, none of whom will receive additional compensation for such solicitation. Consents may be solicited by mail, courier service, advertisement, telephone or telecopier and in person.

     In addition, Brooke Group has retained Georgeson to assist in the solicitation, for which Georgeson is entitled, in the event the Proposals are adopted, to receive a fee of $150,000, plus its reasonable out-of-pocket expenses. Brooke Group has also agreed to indemnify Georgeson against certain liabilities and expenses, including certain liabilities and expenses under the Federal securities laws. It is anticipated that Georgeson will employ approximately 30 persons to solicit stockholders.

     Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation materials to the beneficial owners of RJR Nabisco Voting Securities. Brooke Group and its affiliates will reimburse these record holders for customary clerical and mailing expense incurred by them in forwarding these materials to the beneficial owners.

     The cost of the solicitation of consents to the Proposals will be borne by Brooke Group. Brooke Group will seek reimbursement for such expenses from RJR Nabisco. Costs incidental to the solicitation of consents include expenditures for printing, postage, legal and related expenses, and are expected to be approximately $__________.

                                CONSENT PROCEDURE

     Section 228 of the Delaware General Corporation Law (the "DGCL") states that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. RJR Nabisco's certificate of incorporation does not prohibit stockholder action by written consent.

     Section 213(b) of the DGCL provides that if no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the stockholders are recorded. Notwithstanding the foregoing, on August 21, 1995, RJR Nabisco amended its Bylaws to add a new Section 9 to Article I of the Bylaws which sets forth a lengthy process which stockholders must follow in order to seek action by written consent without a meeting. Pursuant to Section 9(a) thereof, a stockholder seeking to have the stockholders of RJR Nabisco authorize or take corporate action by written consent is required to request the RJR Nabisco Board to fix a record date. The RJR Nabisco Board is required to promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation (which may not be more than 10 days after the date of the resolution). On January __, 1996 pursuant to Article I, Section 9 of the Bylaws, Brooke Group submitted a notice to the Secretary of RJR Nabisco requesting the Board to fix January __, 1996 as the Record Date for the solicitation. In fact, the Board has fixed January __, 1996 as the Record Date.

Effectiveness and Revocation of Consents

     The Proposals will become effective when properly completed, unrevoked consents are signed by the holders of record as of the Record Date of a majority of the voting power of the then outstanding RJR Nabisco Voting Securities and are delivered to RJR Nabisco and, pursuant to RJR Nabisco's recent bylaw amendment, nationally recognized independent inspectors of elections, hired by RJR Nabisco for the purpose of performing a ministerial review of the validity of the consents and revocations, certify to RJR Nabisco that the consents delivered in accordance with Section 9(a) of the Bylaws represent at least the minimum number of votes that would be necessary to take the corporate action, provided that the requisite consents are so delivered within 60 days of the date that the earliest dated consent was delivered to RJR Nabisco.

     An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card which is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to Brooke Group, in care of Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005, or to RJR Nabisco at 1301 Avenue of the Americas, New York, New York 10019 or any other address provided by RJR Nabisco. Although a revocation is effective if delivered to RJR Nabisco, Brooke Group requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Brooke Group as set forth above, so that Brooke Group will be aware of all revocations and can more accurately determine if and when the requisite consents to the actions described herein have been received.

     If the Proposals are adopted pursuant to the consent procedure, prompt notice must be given by RJR Nabisco pursuant to Section 228(d) of the DGCL to stockholders who have not executed consents. RJR Nabisco will promptly announce when the action by written consent has been taken, thus enabling stockholders desiring to withdraw their consents to learn whether the action has become effective.

Consents Required

     According to the 1995 Third Quarter 10-Q, there were 272,693,625 shares of Common Stock, 26,675,000 shares of PERCS and 15,082,650 shares of ESOP Preferred Stock outstanding at September 30, 1995. Each share of Common Stock entitles the Record Date holder to one vote on the Proposals. Each share of PERCS and ESOP Preferred Stock entitles the Record Date holder to one-fifth of a vote on the Proposals, voting together as a single class with the holders of Common Stock. Accordingly, based on the information in the 1995 Third Quarter 10-Q, written consents by holders representing approximately 140,522,578 shares of Common Stock, or shares of Common Stock and other RJR Nabisco Voting Securities aggregating 140,522,578 votes (not including abstentions and broker non-votes), will be required to adopt and approve each of the Proposals. Accordingly, each abstention and broker non-vote with respect to the Bylaw Amendment and/or the Spinoff Proposal will have the same effect as a vote against the adoption of such proposal.

Special Instructions

     If you were a record holder as of the close of business on the Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENTS", "DOES NOT CONSENT" or "ABSTAINS" box, as applicable, underneath each such Proposal on the accompanying BLUE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

     IF THE STOCKHOLDER WHO HAS EXECUTED AND RETURNED THE CONSENT CARD HAS FAILED TO CHECK A BOX MARKED "CONSENTS", "DOES NOT CONSENT" OR "ABSTAINS" FOR EITHER OR BOTH OF THE PROPOSALS, SUCH STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO SUCH PROPOSAL OR PROPOSALS.

     BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED BLUE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

     If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for the BLUE consent card to be signed representing your shares. Brooke Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Brooke Group in care of Georgeson at the address set forth above so that Brooke Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

                                   BACKGROUND

     The purpose of this Section is to provide information relating to certain events leading up to this solicitation, as of the most recent practicable date prior to the mailing of this Consent Statement.

     On October 31, 1994, RJR Nabisco announced that it would undertake an initial public offering of approximately 19% of Nabisco and use the proceeds of the offering to repay bank debt. RJR Nabisco's announcement also stated that RJR Nabisco anticipated initiating a regular quarterly dividend of 37-1/2 cents per share of Common Stock (adjusted for the 1-for-5 reverse stock split completed by RJR Nabisco on April 12, 1995). RJR Nabisco also announced that, in connection with these developments, the Board had set limits on the dividend payout for the next four years and that an eventual spinoff of Nabisco to stockholders would not be considered for at least two years. In subsequent filings, RJR Nabisco disclosed that the Board had passed a resolution adopting a policy precluding a spinoff of Nabisco until 1997 at the earliest, and stating that a spinoff of Nabisco would not be permitted before 1999 if RJR Nabisco's debt ratings would fall below investment grade. The partial sale of Nabisco was consummated on January 26, 1995.

     On March 11, 1995, it was announced that Nabisco, Inc. would exchange approximately $1.9 billion aggregate principal amount of debt securities issued by Nabisco, Inc. for approximately $1.9 billion aggregate principal amount of notes and debentures of RJRN. According to documents filed by Nabisco, Inc. and RJRN with the SEC with respect to the exchange offer, the purpose of these transactions was to permit Nabisco and Nabisco, Inc. to establish long-term borrowing capacity independent of RJRN and to reduce intercompany debt by approximately $4.0 billion. The exchange offer documents reiterated the Board's anti-spinoff policy. They also disclosed that the Board had adopted additional policies providing that until December 31, 1998, RJR Nabisco will limit the aggregate amount of cash dividends on its capital stock and will use the proceeds of any issuance and sale of equity of RJR Nabisco, any sale of tobacco assets outside the ordinary course of business and any sale by RJR Nabisco of its Nabisco stock to prepay debt or to acquire new properties, assets or businesses.

     At the annual stockholders meeting on April 12, 1995, stockholders voted down a stockholder proposal to spin off Nabisco. In its arguments against a spinoff, the Board stated in the proxy statement that as part of its initiative to have the market recognize the value of RJR Nabisco's stock, it had sold slightly less than 20% of Nabisco to the public, declared a 37-1/2 cent quarterly dividend, and adopted certain anti-dividend and anti-distribution policies.

     On May 19, 1995, Bennett S. LeBow, the Chairman of the Board and Chief Executive Officer of Brooke Group, met with Charles M. Harper, the Chairman of the Board and then Chief Executive Officer of RJR Nabisco. In this meeting, Mr. LeBow recommended to Mr. Harper that RJR Nabisco spin off its remaining 80.5% equity interest in Nabisco. Mr. Harper informed Mr. LeBow that there were several issues which made it difficult for RJR Nabisco to effect a spinoff. At that time, Mr. LeBow proposed a business combination (described below) between Brooke Group's domestic tobacco subsidiary, Liggett Group Inc. ("Liggett"), and RJR Nabisco solely as a means of resolving Mr. Harper's issues. Mr. LeBow suggested that Liggett was uniquely positioned to assist RJR Nabisco in effecting a spinoff. Specifically, Mr. LeBow, addressing the RJR Nabisco Board's concern over personal liability, informed Mr. Harper that Brooke Group's management had confronted the issue of personal liability in connection with tobacco product liability claims and in connection with spinoffs within the prior two years of non-tobacco operating subsidiaries, and had decided that the risk of such liability was negligible; that Brooke Group's management had previously concluded, based on its own experience at Liggett, that concurrent operation of a tobacco and a food business does not present advantages; that Brooke Group therefore believed that Liggett's record was such that a merger of Liggett and RJR Nabisco followed by a spinoff of RJR Nabisco's non-tobacco operations, to wit: Nabisco, would be consistent with Liggett's past actions and would not be for the purpose of placing assets beyond the reach of creditors; and that Liggett, as the smallest domestic cigarette manufacturer, would likely not cause major antitrust concerns to be raised in the context of a merger with RJR Nabisco. Mr. Harper expressed tentative interest in the spinoff concept, as so presented, and suggested that representatives of Brooke Group and RJR Nabisco meet to explore the spinoff in greater detail. Subsequently, on May 22, 1995 and May 24, 1995, representatives of Brooke Group met with representatives of RJR Nabisco to review particular aspects of the spinoff and the relationship between the spinoff and other aspects of RJR Nabisco's business strategy. The RJR Nabisco representatives indicated skepticism about whether the spinoff would increase stockholder value. They also expressed concerns about the possibility that the spinoff would be challenged as a fraudulent conveyance (although asserting that such a challenge would be without merit), and would be contrary to the policy previously adopted by the RJR Nabisco Board with respect to a spinoff. At these meetings, Brooke Group's representatives set forth Brooke Group's view that the risks, to the corporation and to the directors personally, attending a spinoff of Nabisco were negligible.

     Brooke Group's representatives also stated that, in the event the incumbent directors of RJR Nabisco were unwilling to take action to spin off Nabisco as a result of these concerns, Brooke Group would be willing to engage in a transaction to effect the spinoff, pursuant to which (i) the tobacco interests of Liggett would be combined with RJR Nabisco's tobacco business, (ii) the incumbent RJR Nabisco directors would be replaced by nominees of Brooke Group and (iii) the Brooke Group nominees would vote to spin off Nabisco. No other material terms were discussed. RJR Nabisco's representatives responded that they perceived at least two obstacles to Brooke Group's proposal: first, they suggested that, based upon the small number of votes cast in favor of the stockholder proposal at the 1995 annual meeting, there was little stockholder interest in an immediate spinoff of Nabisco; and, second, they suggested that Brooke Group, on its own, was not sufficiently credible as a merger partner. RJR Nabisco's representatives stated that these deficiencies would, in their view, cause the incumbent RJR Nabisco directors to be named as defendants in a fraudulent conveyance action even if a slate of directors proposed by Brooke Group actually authorized and implemented the spinoff. RJR Nabisco's representatives did, however, indicate that they would be interested to hear from Brooke Group how it might propose to address these obstacles, and suggested that the parties might speak in several months, after RJR Nabisco had completed its debt exchange offer.

     On June 5, 1995 the debt exchange offer was consummated. In connection with the exchange, Nabisco, Inc. and RJRN replaced their existing credit agreements with new credit facilities, Nabisco, Inc. used the proceeds of borrowing under its new credit facility to repay substantially all of its remaining intercompany debt to RJRN, and RJRN used the cash proceeds received from Nabisco, Inc., together with additional borrowings under its new credit agreement, to repay all outstanding borrowings under its old credit facilities.

     Representatives of RJR Nabisco and Brooke Group next met on July 19, 1995. At this meeting, Brooke Group's representatives reiterated their belief that an immediate spinoff of Nabisco was in the best interests of RJR Nabisco's stockholders and should be implemented by the RJR Nabisco Board. Brooke Group's representatives also attempted to address the two concerns raised by RJR Nabisco's representatives on May 24, 1995. At the conclusion of this meeting, RJR Nabisco's representatives stated that they would continue to evaluate the spinoff matter and asked for additional information from Brooke Group concerning the economics of a possible merger with Liggett to implement the spinoff, which was provided shortly thereafter.

     On August 11, 1995, New Valley Corporation, an affiliate of Brooke Group ("New Valley"), filed a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR") with respect to the potential acquisition of up to 15% of the outstanding voting securities of RJR Nabisco. On the same date, as required by the HSR, New Valley notified RJR Nabisco of this filing.

     Thereafter, representatives of RJR Nabisco contacted representatives of Brooke Group and requested another meeting for the purpose of reviewing in greater detail information concerning the value of Liggett. This meeting took place on August 22, 1995. At this meeting, which for the first time included financial advisors to RJR Nabisco, Brooke Group's representatives responded to questions raised by RJR Nabisco's representatives and expressed their view of Liggett's value.

Brooke Group's representatives underscored Brooke Group's interest in effectuating a spinoff of Nabisco.

     On August 21, 1995, without informing Brooke Group or the public, the Board amended the Bylaws to eliminate the stockholders' right to call a special meeting and to impose burdensome new requirements for stockholders who seek to act by written consent without a meeting. The new procedure in the Bylaws for stockholders to act by written consent requires any stockholder who seeks to act by written consent to notify the Secretary of RJR Nabisco and to request the Board to fix a record date. The Board then has 10 days to adopt a resolution fixing a record date (which may be up to 10 days from the date of such resolution). The new procedure also provides for the hiring of inspectors to perform a "ministerial review" of written consents received by RJR Nabisco before any action by written consent may become effective.

     On August 29, 1995, the Federal Trade Commission notified Brooke Group and RJR Nabisco that the waiting period under the HSR Act with respect to Brooke Group's HSR notification had been terminated. Later that day, RJR Nabisco issued a press release in which RJR Nabisco stated, among other things, that it had determined that Brooke Group's proposal was "neither viable nor in the best interests of RJR Nabisco's shareholders."

     On September 7, 1995, The Wall Street Journal reported that, in response to inquiries regarding public speculation that Brooke Group might seek to call a special meeting of stockholders, a spokeswoman for RJR Nabisco had asserted that only the Chairman or the Board of Directors of RJR Nabisco had the right to call a special meeting. Following this report, a number of prominent stock market analysts speculated publicly that the Board had amended the Bylaws to eliminate the right of stockholders to call a special meeting. On September 20, 1995, Reuters reported that a spokeswoman for RJR Nabisco had confirmed this speculation. In this report, the spokeswoman was quoted as saying that RJR Nabisco had eliminated stockholders' right to call a meeting in order to "make [the Bylaws] more consistent with other companies." She declined to comment on when this amendment had been made, nor did RJR Nabisco disclose that the Board had also amended the Bylaws to add the new written consent procedure.

     On October 17, 1995, Brooke Group and its wholly-owned subsidiary BGLS entered into an agreement with High River, an entity owned by Carl C. Icahn. New Valley and ALKI Corp., a subsidiary of New Valley ("ALKI"), also entered into a separate agreement with High River at that time. Pursuant to each of these agreements, the parties agreed to take certain actions designed to cause RJR Nabisco to effectuate a spinoff of Nabisco at the earliest possible date. These actions are discussed in detail below, see "Certain Information Concerning Brooke Group."

     On October 30, 1995, Bennett S. LeBow, the Chairman of the Board, President and Chief Executive Officer of Brooke Group, sent the following letter to each of the members of the RJR Nabisco Board:

          We at Brooke Group Ltd. believe that it's time to spin off Nabisco. We believe that the market value of RJR Nabisco can be increased by as much as 50% as a result of a spinoff. The immediate and significant increase in value that can be obtained for the Company's stockholders is recognized by most knowledgeable investors.

          Earlier this year, however, the Board vigorously opposed a resolution proposed at the annual meeting by two stockholders that would have recommended that management take steps to separate the tobacco and non-tobacco businesses. The Board's stated reasons for opposing this initiative were its prediction that the

     Company's stock would be boosted by the 1994 partial sale of Nabisco and by the Company beginning to pay a quarterly dividend of 37 1/2 cents. Notably, the Board expressed its desire not to be constrained by any specific program or timetable, putting off action into the vague future. Since the Board's defeat of this small group of stockholders, the Board has touted its victory as a sign that stockholders do not want a spinoff. What the Board now ignores is that its predictions about the benefits to our stock price were totally wrong.

          Last year's sale of less than 20% of Nabisco has done nothing to improve RJR Nabisco's stock price. The real beneficiaries were the banks and bondholders. In order to maintain debt ratings at the time of the sale, the Board adopted an anti-spinoff policy, declaring that they would not allow a spinoff of Nabisco until 1997 at the earliest, and that even then they would not allow a spinoff before 1999 if RJR Nabisco's debt ratings would fall below investment grade. While the banks and other creditors benefit from this policy, it is harming the stockholders.

          The Company's stock price has continued to suffer, as you well know. Rather than addressing its problems forthrightly through a complete separation of the tobacco and food businesses, the Company has resorted repeatedly to half-measures and quick fixes. Recently, the Board put John Greeniaus, the head of Nabisco, in charge of its faltering tobacco business. At that time, RJR Nabisco's spokeswoman admitted: "It's clear that we need to strengthen our share performance. . . . That's one reason why the marketing expertise of John Greeniaus could bring some additional talent to that operation." When it was pointed out to her that this change would be short-term if there was a spinoff, she commented: "There's nothing temporary about this. We have no plans to split this company."

          In moving John Greeniaus to cover both tobacco and foods, the Board is diluting his attention and impact, and impractically trying to meld unrelated businesses rather than sensibly split them. It is worth noting that Nabisco's current earnings have slipped below expectations.* Most recently, the Company announced that it expects poor performance for the rest of 1995 and through 1996.

          In the face of mounting evidence that its strategy has failed, the Board apparently is no longer willing to let stockholders' voices be heard. Soon after we presented the management with our spinoff proposal, the Board acted secretly to eliminate the right of stockholders to call a special meeting. When first asked by the press about the right to call a special meeting the Company's spokeswoman maintained that "only the Chairman or the board of directors can call a special meeting." This was ill-advised lack of candor. When the secret action to cut out stockholder rights came to light, the Company's spokeswoman then attempted to justify it by claiming that the Board "changed the bylaws to make them more consistent with other companies." This flimsy pretext cannot disguise the true nature of the Board's grab for power -- which deprives stockholders of a right that RJR Nabisco's bondholders continue to hold -- the

----------

* The New York Times reported on October 24, 1995 that Nabisco's net income fell 20% in the third quarter of 1995 from the third quarter of 1994. Nabisco stated that earnings per share fell to $.20 from $.28 in the third quarter of 1994. It was further reported that, according to the average estimate of 8 analysts surveyed by Zacks Investment Research, "Wall Street had been expecting profits from operations of 29 cents." Mr. Greeniaus, Nabisco's Chief Executive Officer was quoted as saying, "Our third-quarter results are disappointing to us." This footnote did not appear in Mr. LeBow's letter.

     right to convene a special meeting at which they can express their views to management.

          We and our affiliates hold a major position in RJR Nabisco stock. We have entered into a binding agreement with Carl Icahn, who has agreed to support our efforts. Together, we currently hold approximately 13 million RJR Nabisco shares, making us the Company's second largest stockholder, based on publicly available information. Other dissatisfied stockholders have indicated publicly that they are interested in a spinoff.

          We are today requesting a stockholders' list. In the next few days we will be filing materials with the Securities and Exchange Commission for a solicitation of stockholders. We will be soon asking them to adopt a resolution advising the Board to spin off Nabisco. We will also be asking them to vote to roll back the change in the Company's by-laws to once again allow stockholders to be able to call special meetings. We believe, as you must have when you changed the Company's by-laws, that 25% or more of the outstanding shares would have acted to call a special meeting, as permitted under the old by-laws, to express their interest in a spinoff. In our impending solicitation, we believe that other dissatisfied stockholders will join that nucleus.

          There have been numerous reports by analysts and in the press which indicate that the Board members' misguided fears of personal liability are preventing the Board from entertaining and effectuating a spinoff. Recent events have lent credence to these reports.

          We believe that any actions the Board may take which would, directly or indirectly, make it more difficult to effect a spinoff would be contrary to the Board's fiduciary obligations to the stockholders, reflecting the Board's effort, at the expense of the stockholders, to avoid a risk of personal liability which we believe to be negligible. Should the Board undertake any such actions, we will hold the directors personally accountable and will strive, among other things, to assure that such self-interested conduct is not indemnified by the Company or otherwise underwritten by the stockholders.

          As we indicated above, after our last meeting with you, the Board acted in secret, behind the backs of the stockholders, to restrict the ability of stockholders to take action at a special meeting, and then the management attempted to mislead the press. Given the spotlight of public scrutiny now upon you, we doubt that you would give serious thought to any further such actions without notice to and approval of the stockholders. Rest assured that we will react vigorously to prevent or nullify any Board action which in our view makes more difficult the free exercise of stockholder choice to spin off Nabisco.

          We believe that it is time to spin off Nabisco, and that the stockholders are entitled to the benefits of a spinoff now. We will be proposing a slate of Directors for the annual meeting next year to facilitate implementation of a spinoff resolution -- if the Board does not follow the stockholders' advice. The Company's by-laws require us to propose a slate by November 20, 1995, and we will be doing so to avoid losing any rights.

     However, if the Company unequivocally commits to effect a spinoff immediately, we will happily terminate our solicitation of stockholders.

     On October 31, 1995, Liggett caused its nominee, Cede & Co., to deliver to RJR Nabisco a demand for a stockholder list and certain other information. Later that day, Mr. LeBow received a letter from Charles M. Harper, the Chairman of the Board of RJR Nabisco, reading in full as follows:

          The RJR Nabisco board of directors has met to consider your October 30 letter demanding an immediate separation of our food and tobacco businesses. The board rejects your demand and your characterization of its position. As you know, the board has been and continues to be fully committed to a spin-off of Nabisco Holdings Corp. The board will accomplish a spin-off just as soon as it is able to determine that the spin-off is in the best interests of all the shareholders and consistent with the corporation's commitments.

          There is absolutely no need for a shareholder referendum on the spin-off question. Based on discussions with shareholders, we know that a majority are in favor of a spin-off just as soon as it can be reasonably accomplished. In short, they agree with the board's position on this matter.

          The board has considered several significant transactions in the past few years that would have resulted in a spin-off of Nabisco Holdings. However, before being able to proceed, serious issues arose that forced the corporation to not go forward. In order for a spin-off to be in the best interests of the shareholders, it must meet three conditions:

          o  It must be tax-free;

          o It must be accomplished in a manner that avoids long litigation delays and the resulting uncertainty that would erode shareholder value; and

          o It must preserve the financial integrity of both the food and tobacco businesses.


          The board has periodically reviewed the spin-off issue and has consulted with independent financial, tax and legal advisors and, to repeat a point that needs no repeating, the board continues to be in favor of a spin-off. Again, the board has authorized me to inform you and all the shareholders that the corporation will spin-off Nabisco Holdings as soon as the spin-off can be completed in a manner that the board determines is in the best interests of the shareholders and is consistent with the corporation's commitments.

          Your threatened consent solicitation would, if carried out, endanger this company's ability to successfully effect a spin-off at what would be the right time. The more your actions focus attention on the non-business-related aspects of such a transaction and the more your actions ignore the current litigative situation, the greater the likelihood that a development will arise to jeopardize the possibility of ever completing a spin-off. That's not in the shareholders' interest.

          Apart from an unnecessary referendum on the spin-off, you are, of course, free to solicit proxies to elect a new board of directors at the annual meeting of shareholders. We do not believe the shareholders will support you and turn over to you control of their $9 billion investment. Your proposal ignores the current dangers a spin-off presents for all shareholders and fails to recognize the binding financial commitments the company has made in the past. We do not believe our shareholders will support your express intention to cause the corporation to violate its commitments to the holders of our securities.

          Our intention has been and continues to be to effect a separation of our food and tobacco businesses. Given that both the litigative and policy environments are currently at their most uncertain points in the company's history, pursuing a consent solicitation to attempt to force a separation of the businesses now is not only imprudent, it is irresponsible.

     Also on October 31, 1995, RJR Nabisco filed the 1995 Third Quarter 10-Q, which included a copy of its then current By-Laws as an exhibit. This filing was the first time that RJR Nabisco had made its then current By-Laws publicly available since the Board's August 21, 1995 amendments were made. The filing also disclosed for the first time the addition of the burdensome new written consent procedure.

     On November 7, 1995, Mr. Harper sent a letter to the stockholders of RJR Nabisco. The Board of Directors of RJR Nabisco filed with the SEC its Revocation of Consent Statement in connection with the Board's opposition to the solicitation by Brooke Group on November 9, 1995. On November 14, 1995, Mr. LeBow sent a letter to the stockholders of RJR Nabisco. On November 20, 1995, Brooke Group, acting to preserve its right to nominate a slate of directors at RJR Nabisco's 1996 annual stockholders' meeting in the event RJR Nabisco does not irrevocably commit to effectuate an immediate spinoff of Nabisco, submitted to RJR Nabisco information with respect to nominees committed to an immediate spinoff of Nabisco. Also, on November 20, 1995, RJR Nabisco filed a lawsuit in U.S. District Court for the Middle District of North Carolina, naming Brooke Group and Messrs. LeBow and Icahn as defendants. See "Certain Litigation" below.

     On December 5, 1995, RJR Nabisco again filed its amended and restated By-Laws in its Current Report on Form 8-K, dated December 5, 1995. The filing did not disclose any additional By-Law amendments to which Brooke Group currently objects. On December 11, 1995 and December 21, 1995, Mr. LeBow sent letters to stockholders of RJR Nabisco. On November 20, 1995 Brooke Group also filed an action in the United States District Court of the Southern District of Florida, naming RJR Nabisco and its tobacco subsidiary R.J. Reynolds Tobacco Company ("RJ Reynolds") as defendants.

                               CERTAIN LITIGATION

     On November 20, 1995, RJR Nabisco filed an action against Brooke Group, Mr. LeBow and Mr. Icahn in the United States District Court for the Middle District of North Carolina. In that action, RJR Nabisco alleges that Brooke Group, LeBow and Icahn violated sections 14(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rules 14a-9 and 10b-5 promulgated thereunder, by allegedly making materially false or incomplete statements concerning the purpose and background of "their" consent solicitation. RJR Nabisco seeks temporary and permanent injunctions barring Brooke Group, LeBow and Icahn from proceeding with the consent solicitation until such time as they remedy the alleged disclosure obligation violations. RJR Nabisco is alleging that Brooke Group, LeBow and Icahn secretly attempted to form a group of investors to purchase a controlling interest in RJR Nabisco on the open market, with the ultimate goal of combining the tobacco businesses of RJR Nabisco and Brooke Group. According to the complaint, the purpose for such a combination is to eliminate certain alleged actual or potential issues with which Brooke and/or New Valley may be confronted under the Investment Company Act of 1940. On December 20, 1995, Brooke Group, Mr. LeBow, and Mr. Icahn filed an answer and counterclaim to this action. They denied RJR Nabisco's allegations and alleged in their counterclaim that RJR Nabisco violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by making false and misleading statements in, and by omitting material information from, communications and disclosures to shareholders in opposition to Brooke Group's proposed consent solicitation. The relief sought includes RJR Nabisco and its affiliates being preliminarily and permanently enjoined from soliciting stockholders either to grant revocation of consent or to withhold consents from Brooke Group.

     RJR Nabisco's allegations directly contradict the repeated public statements made by Mr. LeBow that the sole purpose of this solicitation is to ask the stockholders of RJR Nabisco to inform RJR Nabisco's Board that they desire an immediate spinoff of Nabisco. As Mr. LeBow has repeatedly stated, and as we are reaffirming in this Consent Statement, we will abandon this solicitation if the current RJR Nabisco Board of Directors unequivocally commits to effectuate an immediate spinoff and allow stockholders to realize the true value of their investment.

     Simultaneously with its submission to RJR Nabisco of the names of nominees, Brooke Group filed an action against RJR Nabisco and RJ Reynolds in the United States District Court of the Southern District of Florida. In the action, Brooke Group is seeking a declaratory judgment that the nominees are not barred from serving as directors of RJR Nabisco under the terms of Section 8 of the Clayton Act, 15 U.S.C. ss. 19 (the "Clayton Act"). Brooke Group brought the action because it anticipated that RJR Nabisco would commence litigation under the Clayton Act in an attempt to interfere with Brooke Group's right to nominate and/or elect a slate of directors committed to an immediate spinoff of Nabisco. Brooke Group believes that any such potential litigation would be meritless. In response to Brooke Group's action for declaratory judgment, RJ Reynolds and RJR Nabisco filed a motion to dismiss. Brooke Group intends to file a memorandum of law in opposition to such motion by December 27, 1995.

                   CERTAIN INFORMATION CONCERNING BROOKE GROUP

     Brooke Group is principally engaged, through its ownership of Liggett, in the manufacture and sale of cigarettes and, through its affiliate, New Valley, in the acquisition of operating companies. Brooke Group also has investments in a number of additional companies engaged in a diverse group of businesses. The principal executive offices of Brooke Group are located at 100 S.E. Second Street, Miami, Florida 33131.

     Brooke Group beneficially owns, directly, 200 shares of Common Stock. Brooke Group beneficially owns 100% of the outstanding capital stock of BGLS, which beneficially owns 100% of the outstanding capital stock of Liggett. Liggett beneficially owns, directly, 200 shares of Common Stock and beneficially owns, directly, 1,000 shares of Class A Common Stock, par value $.01 per share, of Nabisco. In addition, BGLS directly and indirectly owns 618,326 Class A Senior Preferred Shares (approximately 56% of such class), 250,885 Class B Preferred Shares (approximately 9% of such class) and 79,794,229 Common Shares, (approximately 42% of such class), of New Valley, which beneficially owns all of the outstanding capital stock of ALKI which beneficially owns, directly, 4,892,550 shares of Common Stock, or approximately 1.8% of the outstanding Common Stock. Bennett S. LeBow, who is the Chairman of the Board, President and Chief Executive Officer of Brooke Group and of BGLS, may be deemed to be the beneficial owner of 10,521,208 shares of common stock of Brooke Group, or approximately 56.8% of Brooke Group's outstanding common stock, and thus may be deemed to control Brooke Group. The disclosure of this information shall not be construed as an admission that Mr. Lebow is the beneficial owner of any of the Common Stock owned by Brooke Group, BGLS, New Valley, ALKI and/or Liggett either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Likewise, Brooke Group beneficially owns 200 shares of Common Stock directly, and may be deemed to beneficially own, indirectly, the 4,892,550 shares of Common Stock owned by ALKI and the 200 shares of Common Stock owned by Liggett. The disclosure of this information shall not be construed as an admission that Brooke Group is the beneficial owner of any of the Common Stock owned by ALKI and/or Liggett, either for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     For the same reasons, BGLS may be deemed to beneficially own, indirectly, the 4,892,550 shares of Common Stock owned by ALKI and the 200 shares of Common Stock owned by Liggett. The disclosure of this information shall not be construed as an admission that BGLS is the beneficial owner of any of the Common Stock owned by ALKI and/or Liggett, either for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     For information concerning the directors and executive officers of Brooke Group, see Annex B. For information about the number of RJR Nabisco Voting Securities beneficially owned by certain principal stockholders and members of RJR Nabisco's management, see Annex C.

     On October 17, 1995, Brooke Group and BGLS entered into the High River Agreement with High River, an entity owned by Carl C. Icahn. High River beneficially owns 8,013,000 shares of Common Stock. High River agreed in the High River Agreement to grant a written consent to the Proposals with respect to all shares of Common Stock held by it, and to grant a proxy with respect to all such shares in the event that Brooke Group or BGLS seeks to replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders with a slate of directors committed to effect the spinoff. Brooke Group and BGLS agreed in the High River Agreement to include, in any solicitation statement relating to any solicitation of (i) stockholder demands to call a special meeting, (ii) written consents or (iii) proxies, in respect of a proposal to elect an opposing slate of directors, a pledge to the effect that Brooke Group, BGLS and their affiliates (the "BGL Group") (A) will not engage in certain mergers, material sales of stock or assets or other transactions (including a sale of Liggett or shares of Common Stock to RJR Nabisco) providing a material benefit to the BGL Group not available to other stockholders of RJR Nabisco (each, a "Business Combination"), other than a Business Combination consummated simultaneously with or subsequent to a spinoff of RJR Nabisco's remaining equity interest in Nabisco or another transaction providing substantially equivalent value to stockholders ("Permitted Business Combination") (I) prior to the 1996 annual meeting of RJR Nabisco stockholders, or earlier if the BGL Group is unsuccessful in (a) a solicitation of stockholder demands to call a special meeting, (b) a solicitation of consents or proxies to approve certain proposals or (c) having its nominees elected to constitute a majority of RJR Nabisco's directors, or (II) during such time as nominees of the BGL Group constitute a majority of the directors of RJR Nabisco; (B) prior to the consummation of a spinoff of Nabisco, will not exercise management control over Nabisco or Nabisco, Inc. or become involved in the ordinary course of its business and will use its best efforts to ensure that a majority of the present directors of Nabisco and Nabisco, Inc. remain as directors; and (C) will halt any solicitation of stockholders demands, consents or proxies if the RJR Nabisco Board effects a spinoff of Nabisco or a substantially equivalent transaction. Similarly, High River agreed not to engage in or propose any Business Combination prior to the earliest of (x) the later of the 1997 annual meeting of stockholders of RJR Nabisco and the first anniversary of the termination of the High River Agreement (the "Reference Date"), (y) any termination of the High River Agreement that occurs at or after certain termination events relating to failures or an inability to effect the transactions contemplated by the High River Agreement ("Termination Events") and
(z) any termination of the High River Agreement by Brooke Group or BGLS, or the New Valley Agreement (as defined below) by New Valley or ALKI, at a time when High River is not in material breach of its obligations.

     The High River Agreement will automatically terminate on October 17, 1996 or upon the earlier termination of the New Valley Agreement (as defined below) by High River. In addition, any party to the High River Agreement may terminate it at any time, although the terminating party will be required to pay a fee of $50 million to the nonterminating party if no Termination Event has occurred and the nonterminating party is not in material breach of its obligations. The High River Agreement also provides that any party may terminate the High River Agreement and be entitled to receive a fee of $50 million from the nonterminating party if the nonterminating party is in material breach of its obligations and no Termination Event has occurred. The High River Agreement further provides that BGLS will be required to pay a $50 million fee to High River upon the consummation of a Business Combination (including a Permitted Business Combination) between the BGL Group and RJR Nabisco if (x) such Business Combination is consummated prior to the Reference Date, (y) a legally binding agreement to enter into a Business Combination is entered into prior to the Reference Date and such Business Combination is consummated prior to the second anniversary of the date of such agreement or (z) nominees of BGL are elected to constitute a majority of the directors of RJR Nabisco prior to the Reference Date and a Business Combination is consummated prior to the fifth anniversary of the date of such election. Finally, the High River Agreement provides that High River will be entitled to a payment equal to 20% of the net profit with respect to Common Stock held or sold by New Valley, ALKI or the BGL Group, after deduction of certain expenses, including the costs of this solicitation, certain proxy solicitations by the BGL Group and the shares of the Common Stock (all of which will be borne by New Valley, ALKI or the BGL Group). Notwithstanding any such termination, the obligations of the BGL Group and of High River not to engage in a Business Combination with RJR Nabisco or the other activities described above will continue for the periods described above.

     Also on October 17, 1995, New Valley and ALKI Inc., a subsidiary of New Valley ("ALKI"), entered into a separate agreement with High River, as amended (the "New Valley Agreement"). Pursuant to the New Valley Agreement, New Valley sold 1,611,550 shares of Common Stock to High River for an aggregate purchase price of $51,000,755, thereby approximately equalizing the number of shares of Common Stock and total investment therein by the parties. In addition, the parties agreed that each of New Valley and ALKI, on the one hand, and High River and its affiliates, on the other hand, would invest up to approximately $150 million in shares of Common Stock, and may invest up to approximately $250 million in shares of Common Stock in order to maximize profits. The obligations of the parties to make any investments is subject to their ability to obtain and maintain margin loans (using the shares of Common Stock purchased by them as collateral) to fund the purchases, and to certain provisions of the New Valley Agreement which do not require any party to purchase shares of Common Stock to the extent the purchase price would exceed certain hurdles ($35.50 per share in respect of the first $150 million in investments by each party, and $31.00 per share in respect of the next $100 million in investments). New Valley and ALKI also agreed in the New Valley Agreement to grant a stockholder demand, written consent or proxy with respect to all shares of Common Stock held by them in the event that Brooke Group or BGLS seeks to call a special meeting of stockholders, obtain the approval of any of the Proposals or replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders. The New Valley Agreement automatically terminates at the same time, and is subject to earlier termination by the parties under the same circumstances as the High River Agreement. The parties to the New Valley Agreement are required to pay fees in the same amounts and generally under the same circumstances as described above under the High River Agreement, although the fees payable to a party under the High River Agreement generally will be offset by fees paid to such party under the New Valley Agreement, and fees payable to a party under the New Valley Agreement generally will be offset by fees paid to such party under the High River Agreement.

     NO MATTER HOW MANY SHARES YOU OWN, YOUR CONSENT TO THE PROPOSALS IS VERY IMPORTANT. PLEASE HELP US TO MAXIMIZE STOCKHOLDER VALUE BY COMPLETING, SIGNING AND DATING THE ENCLOSED CONSENT AND RETURNING IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.

                                              Sincerely,


                                              BROOKE GROUP LTD.

January   , 1996

                                     ANNEX A

               BYLAW PROVISION GOVERNING WRITTEN CONSENT PROCEDURE

     Brooke Group proposes to eliminate Article I, Section 9 of the Bylaws which currently reads as follows:

          "Section 9. Record Date for Action by Written Consent; Inspectors and Effectiveness.

          (a) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, to the attention of the Secretary of the Corporation. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

          (b) In the event of the delivery, in the manner provided by Section 9(a), to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with Section 9(a) represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

          (c) Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered in accordance with Section 9(a), a written consent or consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation in the manner prescribed in Section 9(a)."

                                     ANNEX B

                      INFORMATION CONCERNING THE DIRECTORS
        AND EXECUTIVE OFFICERS OF BROOKE GROUP AND ADDITIONAL INFORMATION

     The following table sets forth the name and the present principal occupation or employment of the directors and executive officers of Brooke Group and the name, principal business and address of any corporation or other organization in which such employment is carried on. Unless otherwise indicated, the principal business address of each director or executive officer is 100 S.E. Second Street, Miami, Florida 33131.


                                   Principal Office or Other
Name and Principal                 Principal Occupation or
 Business Address                          Employment
------------------                 -------------------------

Bennett S. LeBow ................  Chairman of the Board, President and Chief
                                   Executive Officer of Brooke Group.
                                   Chairman of the Board, President and Chief Executive Officer
                                   of BGLS. Member of the Board of Directors of Liggett.
                                   Chairman of the Board and Chief Executive Officer
                                   of New Valley. Chairman of the Board, President and
                                   Chief Executive Officer of ALKI Corp.

Gerald E. Sauter ................  Vice President, Chief Financial Officer and Treasurer
                                   of Brooke Group. Vice President, Chief Financial
                                   Officer and Treasurer of BGLS. Vice President, Chief
                                   Financial Officer and Treasurer and member of the Board
                                   of Directors of New Valley. Vice President, Chief Financial
                                   Officer and Treasurer of ALKI Corp.

Robert J. Eide ..................  Director of Brooke Group. Director of BGLS. Secretary and
70 E. Sunrise Hwy.                 Treasurer of Aegis Capital Corp., a registered broker-dealer.
Valley Stream, NY 11581

Jeffrey S. Podell ...............  Director of Brooke Group. Director of BGLS. Chairman of the
26 Jefferson St.                   Board and President of Newsote, Inc., the Passaic, NJ
Passaic, NJ 07055                  parent of Pantasote, Inc., a former manufacturer of
                                   plastic products.


     The persons listed in the above table may be deemed to be "participants" in the solicitation. Additionally, the following persons may also be deemed to be participants in the solicitation: Brooke Group, BGLS, Liggett, New Valley, Andrew E. Balog, Marc N. Bell, Karen Eisenbud, J. Bryant Kirkland, III, Richard
J. Lampen, Howard M. Lorber, Robert M. Lundgren, High River and Carl C. Icahn. Information on the beneficial ownership of RJR Nabisco stock by Brooke Group, BGLS, Liggett, New Valley and Mr. LeBow is set forth in the Consent Statement under the section entitled "Certain Information Concerning Brooke Group." Mr. Lampen beneficially owns 2,000 shares of Common Stock. High River beneficially owns directly 8,013,000 shares of Common Stock, and therefore, Mr. Icahn may be deemed to beneficially own, indirectly, such 8,013,000 shares of Common Stock. To the best of Brooke Group's knowledge, except as otherwise provided herein, none of the persons listed in this Annex B owns any shares of RJR Nabisco Voting Securities.

                                     ANNEX C

                    PRINCIPAL STOCKHOLDERS AND STOCK HOLDINGS
                           OF RJR NABISCO'S MANAGEMENT

Security Ownership of Directors and Executive Officers

     The following table (including the footnotes thereto) sets forth certain information, as of December 11, 1995, the date RJR Nabisco filed its revised preliminary revocation of consent statement ("Preliminary Revocation Statement") with the SEC, regarding the beneficial ownership of (i) Common Stock and (ii) Class A Common Stock, par value .01 per share, of Nabisco, by each director of RJR Nabisco, by each of the five most highly compensated executive officers of RJR Nabisco during the fiscal year,** and each associate of any such director or officer and by all directors and executive officers of RJR Nabisco as a group. Nabisco was a wholly-owned indirect subsidiary of RJR Nabisco prior to the January 1995 initial public offering by Nabisco of its Class A Common Stock. As of December 11, 1995, RJR Nabisco indirectly owned all 213,250,000 shares of Nabisco Class B Common Stock outstanding, which represents approximately 80.5% of the economic interest in Nabisco and approximately 97.6% of the combined voting power of all classes of Nabisco voting stock. Except as otherwise noted, the persons named in the table do not own any other capital stock of RJR Nabisco or Nabisco and have sole voting and investment power with respect to all shares shown as beneficially owned by them. All of the foregoing information and the information set forth in the table below (including the footnotes thereto) have been taken from RJR Nabisco's Preliminary Revocation Statement.


                                                                                       Number of Shares
                                                                                      of Nabisco Class A
                                          Number of Shares           Percent of          Common Stock         Percent of
              Name of                of RJR Nabisco Common Stock     RJR Nabisco         Beneficially       Nabisco Class A
         Beneficial Owner               Beneficially Owned(1)       Common Stock         Owned(1)(3)         Common Stock
         ----------------            ---------------------------    ------------      -------------------   ---------------
John T. Chain, Jr. (2)..............                 8,393               *                  1,000                    *
Julius L. Chambers (2)..............                 6,393               *                      0                    *
John L. Clendenin (2)...............                 6,846               *                    500                    *
Steven F. Goldstone.................                16,529               *                      0                    *
H. John Greeniaus (2)...............               126,308               *                 10,100                    *
Ray J. Groves (2)...................                 7,000               *                      0                    *
Charles M. Harper (2)...............               524,882            0.1920               71,429                 0.1380
James W. Johnston (2)(5)............               114,381               *                  1,000                    *
John G. Medlin, Jr. (2).............                 7,259               *                  1,000                    *
Roxanne L. Ridgway (2)..............                 6,393               *                      0                    *
Andrew J. Schindler (2).............                28,891               *                      0                    *
All Directors and Officers
  as a Group (2)(4).................             1,351,824            0.4943%              91,229                 0.1763%

-------------

 *   Less than 0.1%

** Item 5(a) of Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act "), requires that RJR Nabisco disclose the securities ownership of its directors and executive officers as of the beginning of the last fiscal year. Item 6(d) of Schedule 14A and Items 403(b) and 402(a)(3) of Regulation S-K of the Exchange Act require that RJR Nabisco disclose the securities ownership of its five most highly compensated executives as of the end of the last fiscal year. Item 402(a)(3)(iii) also requires that RJR Nabisco update such disclosures with the securities ownership of two more executives who are currently among RJR Nabisco's five most highly compensated executives, but did not fall within the group of RJR Nabisco's five most highly compensated executives at the end of the last fiscal year. Because several directors and executive officers of RJR Nabisco have resigned since the end of the last fiscal year, and in order to make the following table easier to read, RJR Nabisco included only the beneficial ownership of the current directors and executive officers in such table. RJR Nabisco has disclosed that it has complied with its obligations under the Exchange Act by disclosing in the footnotes to this table the beneficial ownership of the Common Stock by the directors and executive officers who served in such capacities at the beginning and the end, respectively, of the last fiscal year but no longer serve in such capacities.

(1) For purposes of this table, a person or group of persons is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security that such person or persons has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) The number of shares of Common Stock beneficially owned includes (i) 6,393 shares subject to currently exercisable options granted to each of Gen. Chain, Messrs. Chambers and Clendenin and Ms. Ridgway; 6,000 shares and 393 shares respectively subject to currently exercisable options granted to each of Messrs. Groves and Medlin; 462,500 and 741,664 shares subject to currently exercisable options granted to Mr. Harper and all directors and executive officers as a group, respectively; and (ii) 272, 160, 274, 271 and 2,466 shares of Common Stock currently issuable on conversion of shares of ESOP Preferred Stock owned by, respectively, Messrs. Greeniaus, Harper, Johnston, Schindler and all directors and executive officers as a group.

(3) No director or officer of RJR Nabisco holds any options exercisable within 60 days to acquire shares of Nabisco Class A Common Stock.

(4) On March 14, 1995, Kohlberg Kravis Roberts & Co. LLP ("KKR") sold all of its then remaining holdings in RJR Nabisco. James H. Greene, Jr., Henry R. Kravis, Paul E. Raether, Clifton S. Robbins, George R. Roberts, Scott M. Stuart, and Michael T. Tokarz previously served on the Board as representatives of KKR. Messrs. Greene, Kravis, Raether, Robbins, Roberts, Stuart and Tokarz (the "KKR Directors") did not run for reelection at RJR Nabisco's Annual Meeting of Stockholders held on April 12, 1995. Their respective terms in office expired effective as of that date. RJR Nabisco has disclosed that it cannot independently verify the exact nature of their current holdings in RJR Nabisco because they are no longer subject to the disclosure requirements of Section 16(a) of the Exchange Act, discussed below. However, their last Section 16(a) filings with the Securities and Exchange Commission (the "SEC") dated as of April 7, 1995 indicate that, as of that date, none of the KKR Directors had any beneficial ownership in the capital stock of RJR Nabisco.

(5) The outstanding shares of Common Stock shown as beneficially owned by Mr. Johnston include 12,000 shares held in trust for the benefit of Mr. Johnston's children, as to which Mr. Johnston disclaims beneficial ownership.

(6) Lawrence R. Ricciardi retired as both an executive officer and a director of RJR Nabisco effective March 3, 1995. Mr. Ricciardi is no longer subject to the disclosure requirements of Section 16(a) of the Exchange Act. Therefore, RJR Nabisco has disclosed that it cannot independently verify Mr. Ricciardi's current stock ownership. As of September 3, 1995, Mr. Ricciardi beneficially owned 407,845 shares of Common Stock of RJR Nabisco.

(7) Eugene R. Croisant retired as an executive officer of RJR Nabisco effective March 3, 1995. Mr. Croisant is no longer subject to the disclosure requirements of Section 16(a) of the Exchange Act. Therefore, RJR Nabisco has disclosed that it cannot independently verify Mr. Croisant's current stock ownership. As of September 3, 1995, Mr. Croisant beneficially owned 324,597 shares of Common Stock of RJR Nabisco.

Security Ownership of Certain Beneficial Owners

     The following table (including the footnotes thereto) sets forth certain information, as of December 11, 1995, regarding the beneficial ownership of persons known to RJR Nabisco to be the beneficial owners of more than five percent of any class of RJR Nabisco Voting Securities. The information set forth in the table below (including the footnotes thereto) have been taken from RJR Nabisco's Preliminary Revocation Statement. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.



     Title                           Name and Address                       Number of Shares       Percent
   of Class                         of Beneficial Owner                    Beneficially Owned     of Class
   --------                         -------------------                    ------------------     --------
Common Stock         FMR Corp.(1)......................................        35,305,862           12.58%
                     82 Devonshire Street
                     Boston, MA  02109

Series C             College Retirement Equities Fund(2)...............         1,782,680            6.68%
Conversion           730 Third Avenue
Preferred Stock      New York, NY  10017

Series C             Brinson Partners, Inc.(3).........................         1,745,310            6.54%
Conversion           209 South LaSalle
Preferred Stock      Chicago, IL  60604-1295

Series C             The Prudential Insurance Company
Conversion             of America(4)...................................         1,680,205            6.30%
Preferred Stock      Prudential Plaza
                     Newark, NJ  07102-3777

ESOP Convertible     Wachovia Bank of North Carolina, N.A.(5)..........        15,187,141          100.00%
Preferred Stock      Box 3075, Trust Operations
                     Winston-Salem, NC  27102

Nabisco Class A      Janus Capital Corporation(6)......................         4,472,875            9.90%
Common Stock         100 Fillmore Street, Suite 300
                     Denver, CO 80206-4923

Nabisco Class A      Tiger Management Corporation(7)...................         9,145,300            17.7%
Common Stock         101 Park Avenue
                     New York, NY 10178

----------

(1) According to Amendment No. 1 to Schedule 13G dated February 13, 1995 jointly filed by FMR Corp. and Edward C. Johnson 3d, Chairman of FMR Corp. and a member of a controlling group with respect to FMR Corp., the 34,305,862 shares of Common Stock shown as beneficially owned by FMR Corp. and Mr. Johnson as of December 31, 1994 include (i) 32,551,043 shares beneficially owned by Fidelity Management & Research Company, a registered investment adviser and wholly owned subsidiary of FMR Corp., as a result of acting as investment adviser to several registered investment companies that own such shares (the "Fidelity Funds"), (ii) 2,712,180 shares beneficially owned by Fidelity Management Trust Company ("Fidelity Trust"), a bank and wholly owned subsidiary of FMR Corp., as a result of serving as investment manager of institutional accounts, (iii) 10,400 shares owned directly by Mr. Johnson or in trusts for the benefit of Mr. Johnson or a member of his family and (iv) 65,400 shares beneficially owned by Fidelity International Limited ("Fidelity International"), an investment advisor of which Mr. Johnson is also Chairman and a member of a controlling group, but which is managed independently from FMR Corp. Each of FMR Corp. and Fidelity International disclaim beneficial ownership of shares beneficially owned by the other. According to the Schedule 13G, FMR Corp. and Mr. Johnson also beneficially own 5,165,800 shares of Series C Preferred Stock as a result of (i) the Fidelity Funds owning 4,071,700 Series C Depositary Shares and (ii) the institutional accounts managed by Fidelity Trust owning 1,094,100 Series C Depositary Shares. According to the Schedule 13G, (a) FMR Corp. and Mr. Johnson each has sole investment power, but neither has sole voting power, over the shares owned by the Fidelity Funds, (b) FMR Corp. and Mr. Johnson each has sole investment power over all of, has sole voting power over certain of, and has no voting power over the remainder of, the shares owned by the institutional accounts managed by Fidelity Trust and (c) Mr. Johnson has sole voting and investment power over certain of, has shared voting and investment power over certain of, and has no voting or investment power over the remainder of, the shares owned directly by him or in family trusts. All of the figures in this footnote related to holdings of the Common Stock have been revised to reflect a one-for-five split of the Common Stock which occurred on April 12, 1995.

(2) College Retirement Equities Fund, a registered investment company, beneficially owned 1,782,680 shares of Series C Preferred Stock as of December 31, 1994 as a result of its beneficial ownership of 17,826,800 Series C Depositary Shares as reported in its Schedule 13G dated February 10, 1995.

(3) According to the Schedule 13G dated February 10, 1995 jointly filed by Brinson Partners, Inc. ("Brinson Partners"), Brinson Trust Company ("Brinson Trust") and Brinson Holdings, Inc. ("Brinson Holdings"), as of December 31, 1994 (i) Brinson Partners, a registered investment adviser and wholly owned subsidiary of Brinson Holdings, beneficially owned 1,238,560 shares of Series C Preferred Stock as a result of its beneficial ownership of 12,385,600 Series C Depositary Shares and (ii) Brinson Trust, a bank and wholly owned subsidiary of Brinson Partners, beneficially owned 506,750 shares of Series C Preferred Stock as a result of its beneficial ownership of 5,067,500 Series C Depositary Shares.

(4) According to the Schedule 13G dated March 10, 1995 filed by The Prudential Insurance Company of America ("Prudential"), a registered insurance company, broker-dealer and investment adviser Prudential beneficially owned an aggregate of 1,680,205 shares of Series C Preferred Stock as of December 31, 1994 as a result of having shared voting and investment discretion over 16,802,050 Series C Depositary Shares which were held for the benefit of its clients.

(5) Wachovia Bank holds the shares of the ESOP Preferred Stock in its capacity as Trustee of the RJR Nabisco Defined Contribution Master Trust. Under the terms of the Master Trust, Wachovia Bank is required to vote shares of ESOP Preferred Stock allocated to participants' accounts in accordance with instructions received from such participants and to vote allocated shares of ESOP Preferred Stock for which it has not received instructions and unallocated shares in the same ratio as shares with respect to which instructions have been received. The holders of the ESOP Preferred Stock vote as a class with the common stock at a ratio of one vote for each share of ESOP Preferred Stock for every five shares of the Common Stock. Wachovia has no investment power with respect to shares of ESOP Preferred Stock.

(6) According to Amendment No. 2 to the Schedule 13G dated September 8, 1995 jointly filed by the Janus Capital Corporation ("Janus Capital"), a registered investment adviser, and Thomas H. Bailey ("Bailey"), President and Chairman of, stockholder in, and thereby, a control person of Janus Capital, Janus Capital and Bailey beneficially own 4,472,875 shares of the Nabisco Class A Common Stock as a result of shared voting and dispositive power over such shares held for the benefit of its clients. Such beneficial ownership includes 4,169,500 shares of the Nabisco Class A Common Stock, or 9.3% of the Nabisco Class A Common Stock outstanding, beneficially owned by the Janus Fund, a registered investment company to which Janus Capital provides investment advice.

(7) According to Amendment No. 1 to the Schedule 13G dated June 6, 1995 filed jointly by Tiger Management Corporation ("Tiger"), Panther Partners L.P. ("Panther") and Panther Management Company L.P. ("PMCLP"), and Julian H. Robertson, Jr. ("Robertson") as the ultimate controlling person of Tiger and PMCLP, (i) Tiger, a registered investment adviser, beneficially owned 9,145,300 shares of Nabisco Class A Common Stock, (ii) Panther, a registered investment company, beneficially owned 744,700 shares of Nabisco Class A Common Stock, and (iii) PMCLP, a registered investment adviser, beneficially owned 744,700 shares of Nabisco Class A Common Stock. As ultimate controlling person of Tiger and PMCLP, Robertson beneficially owned 9,890,000 shares of Nabisco Class A Common Stock. According to the
     Schedule 13G, Tiger, Panther, PMCLP and Robertson, by virtue of his controlling interest in Tiger and PMCLP, each possess shared voting and investment discretion over such shares that they respectively beneficially own on behalf of their clients.

     The information concerning RJR Nabisco and Nabisco contained herein has been taken from or is based upon RJR Nabisco's Preliminary Revocation Statement, which was filed with the SEC on December 11, 1995. Although Brooke Group does not have any knowledge that would indicate that any statements contained herein based on such filing are untrue, Brooke Group does not take responsibility for the accuracy or completeness of the information contained in such document, or for any failure by RJR Nabisco to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Brooke Group.

                     [BACK COVER OF SOLICITATION STATEMENT]

                                    IMPORTANT

1. If your shares are held in your own name, please sign, date and mail the enclosed BLUE consent card to our Information Agent, Georgeson & Company Inc., in the postage-paid envelope provided.

2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE consent card to be signed representing your shares. Brooke Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Brooke Group in care of Georgeson & Company Inc. so that Brooke Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions or require any assistance in executing your consent, please call Georgeson & Company Inc. at the following number:

                            GEORGESON & COMPANY INC.
                                Wall Street Plaza
                            New York, New York 10005
                            Toll Free: (800) 223-2064

                 Banks and Brokerage Firms, please call collect:
                                 (212) 440-9800

                              INTERNET INFORMATION

     To access more information about our solicitation on the World Wide Web, use the following address:

                            http://www.georgeson.com

                                    APPENDIX
                    (Pursuant to Rule 304 of Regulation S-T)

1. Page 4 contains a description in tabular form of a graph entitled "One Year Rate of Return" which represents the comparison of peer group members for the one year period commencing August 24, 1994 and ending August 28, 1995, which graph is contained in the paper format of this Consent Statement being sent to Stockholders.

2. Page 5 contains a description in tabular form of a graph entitled "Compounded Annual Rates of Return" which represents the comparison of peer group members for the period commencing February 1, 1991 and ending August 28, 1995, which graph is contained in the paper format of this Consent Statement being sent to Stockholders.

3. Page 8 contains a description in tabular form of a graph entitled "Volume of U.S. Spinoffs" which represents in Dollars the volume of corporate spinoffs for the five year period from 1991 to 1995 including completed and pending spinoffs, which graph is contained in the paper format of this Consent Statement being sent to Stockholders.

               [FRONT OF CONSENT CARD FOR HOLDERS OF COMMON STOCK]

                                 WRITTEN CONSENT

                         Solicited by Brooke Group Ltd.

     The undersigned is the record holder as of the date specified on the reverse hereof of shares of Common Stock, par value $.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. ("RJR Nabisco") and hereby acts as follows concerning the following two proposals.

     1. That the following advisory resolution (the "Spinoff Resolution") of the stockholders of RJR Nabisco be adopted:

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders.

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE SPINOFF RESOLUTION.

     2. That Article I, Section 2 of the By-Laws of RJR Nabisco be amended to read in its entirety as follows:

          "Section 2. Annual and Special Meetings. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting. Special meetings of stockholders may be called by the Chairman for any purpose and shall be called by the Chairman or the Secretary if directed by the Board of Directors or requested in writing by the holders of not less than 25% of the common stock of the Corporation. Each such stockholder request shall state the purpose of the proposed meeting."

and that Article I, Section 9 of the By-Laws be repealed in its entirety (the "Bylaw Amendment").

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE BYLAW AMENDMENT.

INSTRUCTION: TO TAKE ACTION WITH REGARD TO THE ABOVE PROPOSALS, CHECK THE APPROPRIATE BOX. IF NO BOX IS MARKED ABOVE WITH RESPECT TO THE PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

     Unless otherwise indicated below, the action taken above on the foregoing proposals relates to all Shares held by ___ the undersigned.

                (Please Complete, Sign and Date on Reverse Side)

              [REVERSE OF CONSENT CARD FOR HOLDERS OF COMMON STOCK]

     Please note below any change in your address from that set forth below.

                                   LABEL AREA

     If no label has been affixed hereto, please fill in the Signature(s) of Stockholder(s) information below.

                Name(s)____________________________________

                ___________________________________________

                Address____________________________________

                Phone Number_______________________________

                No. of Shares _____________________________




                                   SIGNATURE


     When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign a partnership name by authorized person.


                _____________________________________
                Signature(s) of Stockholder(s)


                _____________________________________


                _____________________________________
                Title(s)

                _____________________________________


                _____________________________________
                Date


PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED

                  [FRONT OF CONSENT CARD FOR HOLDERS OF PERCS]

                                 WRITTEN CONSENT

                         Solicited by Brooke Group Ltd.

     The undersigned is the record holder as of the date specified on the reverse hereof of shares of Series C Conversion Preferred Stock, par value $.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. ("RJR Nabisco") and hereby acts as follows concerning the following two proposals.

     1. That the following advisory resolution (the "Spinoff Resolution") of the stockholders of RJR Nabisco be adopted:

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders.

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE SPINOFF RESOLUTION.

     2. That Article I, Section 2 of the By-Laws of RJR Nabisco be amended to read in its entirety as follows:

          "Section 2. Annual and Special Meetings. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting. Special meetings of stockholders may be called by the Chairman for any purpose and shall be called by the Chairman or the Secretary if directed by the Board of Directors or requested in writing by the holders of not less than 25% of the common stock of the Corporation. Each such stockholder request shall state the purpose of the proposed meeting."

and that Article I, Section 9 of the By-Laws be repealed in its entirety (the "Bylaw Amendment").

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE BYLAW AMENDMENT.

     INSTRUCTION: TO TAKE ACTION WITH REGARD TO THE ABOVE PROPOSALS, CHECK THE APPROPRIATE BOX. IF NO BOX IS MARKED ABOVE WITH RESPECT TO THE PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

     Unless otherwise indicated below, the action taken above on the foregoing proposals relates to all Shares held by ___ the undersigned.

                (Please Complete, Sign and Date on Reverse Side)

                 [REVERSE OF CONSENT CARD FOR HOLDERS OF PERCS]

     Please note below any change in your address from that set forth below.

                                   LABEL AREA

     If no label has been affixed hereto, please fill in the Signature(s) of Stockholder(s) information below.

                Name(s)____________________________________

                ___________________________________________

                Address____________________________________

                Phone Number_______________________________

                No. of Shares _____________________________




                                   SIGNATURE


     When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign a partnership name by authorized person.


                _____________________________________
                Signature(s) of Stockholder(s)

                _____________________________________


                _____________________________________
                Title(s)

                _____________________________________


                _____________________________________
                Date


PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED

           [FRONT OF CONSENT CARD FOR HOLDERS OF ESOP PREFERRED STOCK]

                                 WRITTEN CONSENT

                         Solicited by Brooke Group Ltd.

     The undersigned is the record holder as of the date specified on the reverse hereof of shares of ESOP Convertible Preferred Stock, par value $.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. ("RJR Nabisco") and hereby acts as follows concerning the following two proposals.

     1. That the following advisory resolution (the "Spinoff Resolution") of the stockholders of RJR Nabisco be adopted:

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders.

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE SPINOFF RESOLUTION.

     2. That Article I, Section 2 of the By-Laws of RJR Nabisco be amended to read in its entirety as follows:

          "Section 2. Annual and Special Meetings. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting. Special meetings of stockholders may be called by the Chairman for any purpose and shall be called by the Chairman or the Secretary if directed by the Board of Directors or requested in writing by the holders of not less than 25% of the common stock of the Corporation. Each such stockholder request shall state the purpose of the proposed meeting."

and that Article I, Section 9 of the By-Laws be repealed in its entirety (the "Bylaw Amendment").

             / / CONSENTS   / / DOES NOT CONSENT   / / ABSTAINS

BROOKE GROUP RECOMMENDS THAT YOU CONSENT TO THE BYLAW AMENDMENT.

INSTRUCTION: TO TAKE ACTION WITH REGARD TO THE ABOVE PROPOSALS, CHECK THE APPROPRIATE BOX. IF NO BOX IS MARKED ABOVE WITH RESPECT TO THE PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

     Unless otherwise indicated below, the action taken above on the foregoing proposals relates to all Shares held by ___ the undersigned.

                (Please Complete, Sign and Date on Reverse Side)

          [REVERSE OF CONSENT CARD FOR HOLDERS OF ESOP PREFERRED STOCK]

     Please note below any change in your address from that set forth below.

                                   LABEL AREA

     If no label has been affixed hereto, please fill in the Signature(s) of Stockholder(s) information below.

                Name(s)____________________________________

                ___________________________________________

                Address____________________________________

                Phone Number_______________________________

                No. of Shares _____________________________




                                   SIGNATURE


     When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign a partnership name by authorized person.


                _____________________________________
                Signature(s) of Stockholder(s)

                _____________________________________


                _____________________________________
                Title(s)

                _____________________________________


                _____________________________________
                Date


PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED

                      [FORM OF LETTER TO BENEFICIAL OWNERS]

                                    IMPORTANT

                    A REPLY IS NECESSARY TO EXECUTE A CONSENT
--------------------------------------------------------------------------------

RE: RJR Nabisco Holdings Corp.

     Solicitation of Written Consents to Spinoff Resolution and Bylaw Amendment Made by Brooke Group Ltd.

To RJR Nabisco Stockholders:

     Enclosed for your consideration is soliciting material furnished to us by Brooke Group Ltd. in connection with their solicitation of your written consent.

     Only we, as the holder of record, can execute a written consent on your behalf.

     If you wish us to execute a written consent on your behalf, please complete, sign, date and mail the BLUE consent card in the postage-free envelope provided.

     If you have any questions or any difficulty in executing a BLUE consent card for your shares, please call:

                            GEORGESON & COMPANY INC.
                                 (800) 223-2064

     WE CANNOT EXECUTE A WRITTEN CONSENT FOR YOUR SHARES UNLESS WE RECEIVE YOUR SPECIFIC INSTRUCTIONS

     PLEASE ACT PROMPTLY